
03028889


WILEY

John Wiley & Sons, Inc.
Annual Report

AR/S

AUG 7 2003



P.E. 4/30/03

co['03]laboration

[a source of competitive advantage]

Wiley's collaborative approach involves
authors, colleagues, customers, and partners >


PATRICK LENCIONI THE FIVE DYSFUNCTIONS OF A TEAM
core concepts of Accounting
RAIBORN ○ WATSON
SCHENA
MICROARRAY ANALYSIS


Rainer Waser (Ed.)
Nanoelectronics and Information Technology
WILEY-VCH
Anton
Bivens
Davis
CALCULUS
EARLY TRANSCENDENTALS
Seventh Edition
WILEY
CliffsQuickReview
Calculus
RICHTER & MAR
RECREATING ASIA
VISIONS FOR A NEW CENTURY
WILEY
RECREATING ASIA
VISIONS FOR A NEW CENTURY
WILEY
InterSc
ABOUT WILEY INTERSCIENCE
WHAT'S NEW
BECOME A REGISTERED USER
LOGIN
JOURNAL FINDER
SEVENTH EDITION
PSYCHOLOGY
in Action
MANAGEMENT

The bundling of *CliffsQuickReview Calculus* from Professional/Trade with Anton: *Calculus* from Higher Education is an innovative example of exploiting the connections between our businesses. *CliffsQuickReview Calculus* has been adapted to correlate with Anton: *Calculus* for easy use by students. By providing rich content that facilitates learning, this combination has taken business from leading competitors. The new product model is being considered for other subject areas.

1 + 1 > 2

Our sales in the People's Republic of China have increased significantly in the wake of improved copyright enforcement. The collaborative efforts of publishers, including Wiley, led to a government directive prohibiting university libraries from purchasing pirated journals. We recently signed our first *Wiley InterScience* Enhanced Access License in China. In addition, we have increased our sales of print journals, textbooks, and translations, including *For Dummies* titles. Our future in China is promising.


Introducing...
Polymer Backfile Collection
Access a complete digital backfile for journals covering polymer science and engineering for the period 1946-1997
Find out more







Betty Crocker's
Ultimate cake mix
COOKBOOK
SuperMoist
makes the
Best!
Betty Crocker's Ultimate cake mix COOKBOOK
Betty Crocker's Living with Cancer
Betty Crocker's Diabetes COOKBOOK

We are generating [illegible] General Mills [illegible] partner in the *Betty Crocker* [illegible]. We work closely with General Mills to develop and market books such as *Betty Crocker's Living with Cancer Cookbook* and *Betty Crocker's Ultimate Cake Mix Cookbook*. [illegible] year 2003 [illegible] Betty Crocker [illegible]

recipe for success

The *For Dummies* brand exemplifies how Wiley people work across organizational and geographic boundaries to create successful products. Wiley's editorial operations worldwide are developing *For Dummies* titles, coordinating with an oversight team to adhere to brand standards. *Rugby For Dummies* was developed in Australia and is being adapted for the U.K. and North American markets. *England For Dummies* won a Lowell Thomas Award, among the most prestigious in travel publishing.



Includes just what you need to
hook-up a DVD player to an older TV
DUMDVD1
Basic DVD Hook-Up Kit
FOR
DUMMIES
If your TV has only this connection, you need this kit
a $60 value
England
FOR DUMMIES
1st Edition
Wiley Portal
MARTHA INC.
THE INCREDIBLE STORY OF MARTHA STEWART LIVING OMNIMEDIA
WILEY
March 2003
Vol. 37, No. 3, pp. 491-726

We become a partner with a scientific or medical society when we publish its journal. Society journals not only generate significant revenue, but also bring us closer to society members, who are both our customers and our authors. More than a dozen additional societies have chosen Wiley as their publishing partner in the past five years – most recently the American Association for the Study of Liver Diseases for its journals *Hepatology* and *Liver Transplantation*. Society journals are a growth opportunity.



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$277
$854
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03

Wiley's revenue has grown at a compound annual rate of 12% since 1993, as a result of strong organic growth and successful acquisitions.



OPERATING INCOME
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$13
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03

Operating income has increased at a compound annual rate of 25% since 1993, reflecting the combined effects of revenue growth and margin improvement.

By emphasizing long-term collaborative relationships and executing our growth strategies effectively, we have generated consistently excellent financial results.



$1.40
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$ 0
$0.12
$1.22
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03

Earnings per diluted share has increased at a compound annual rate of 26% since 1993.



GROWTH OF $100 INVESTED ON MAY 1, 1993
Wiley
Russell 1000 Index
S&P 500 Index
$1000
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$249
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03

Wiley's Class A Common Stock has outperformed the benchmark S&P 500 and Russell 1000 indices by a wide margin during the past decade.

a) In the fourth quarter of fiscal year 2002, Wiley finalized its commitment to relocate the Company's headquarters to Hoboken, N.J. The relocation was completed in the first quarter of fiscal year 2003. The new facility provides a more collaborative and efficient work environment and will meet the Company's growth expectations. The amounts reported above exclude an unusual charge for costs associated with the relocation of approximately $2.5 million, or $1.5 million after tax equal to $0.02 per diluted share, in fiscal year 2003, and $12.3 million, or $7.7 million after tax equal to $0.12 per diluted share, in fiscal year 2002.

b) The amounts reported above for fiscal year 2003 exclude a nonrecurring tax benefit of $12.0 million, equal to $0.19 per diluted share, resulting from a corporate reorganization that enabled the Company to increase the tax deductible net asset basis of certain European subsidiaries.

c) Fiscal year 1998 excludes a gain from the sale of the U.S. law publishing program of $21.3 million, or $12.2 million after tax equal to $0.19 per diluted share.

Note: Management believes that operating income and earnings per share, when adjusted for the above unusual nonrecurring items, represent a more meaningful comparison of the Company's year-over-year results. All of the excluded items are unusual to the Company and are unlikely to recur in the future. Reference should be made to Management's Discussion and Analysis in this annual report for additional information on these items.

FINANCIAL HIGHLIGHTS

For the fiscal years ended April 30	2003	[illegible]	% Change
Revenue	$ 853,971,000	[illegible]	16%
Operating Income			
Excluding Unusual Items	*$ 122,726,000*	[illegible]	*23%*
As Reported[a]	$ 120,261,000	[illegible]	37%
Net Income			
Excluding Unusual Items	*$ 76,729,000*	[illegible]	*18%*
As Reported[a,b]	$ 87,275,000	[illegible]	52%
Earnings Per Share			
Excluding Unusual Items	*$ 1.22*	[illegible]	*18%*
As Reported[a,b]	$ 1.38	[illegible]	52%
Return on Equity			
Excluding Unusual Items	*24%*	[illegible]	–
As Reported[a,b]	27%	[illegible]	–
Dividends Per Share			
Class A Common	$ 0.20	[illegible]	11%
Class B Common	$ 0.20	[illegible]	11%

(a) In the fourth quarter of fiscal year 2002, Wiley finalized its commitment to relocate the Company's headquarters to Hoboken, N.J. The relocation was completed in the first quarter of fiscal year 2003. The new facility provides a more collaborative and efficient work environment and will meet the Company's growth expectations. The amounts reported above exclude an unusual charge for costs associated with the relocation of approximately $2.5 million, or $1.5 million after tax equal to $0.02 per diluted share, in fiscal year 2003, and $12.3 million, or $7.7 million after tax equal to $0.12 per diluted share, in fiscal year 2002.

b) The amounts reported above for fiscal year 2003 exclude a nonrecurring tax benefit of $12.0 million, equal to $0.19 per diluted share, resulting from a corporate reorganization that enabled the Company to increase the tax deductible net asset basis of certain European subsidiaries.

See Note on page 6.

> to our shareholders

Wiley continues to deliver consistently strong results, even in sluggish markets. For the past decade, we have grown organically, consummated and executed financially sound acquisitions, and leveraged technology to better serve customers. As a result, we have achieved one of the best performance records in the publishing industry, while maintaining the highest standards of integrity and ethical behavior in all that we do. We continued to achieve strong growth in fiscal year 2003, which was a record year for the Company.

Vital Role of Collaboration

Wiley serves attractive markets in which we possess leading competitive positions. We have a deep reservoir of must-have content and a formidable collection of highly regarded brands. Compelling opportunities exist in each of our three core businesses – Professional/Trade; Scientific, Technical, and Medical; and Higher Education. We are capitalizing on these opportunities through effective collaboration – the theme of this annual report.

Long-term collaborative relationships, built on a solid foundation of respect, trust, and integrity, are central to our leadership philosophy and Wiley's culture. By collaborating across organizational and geographic boundaries, as well as with authors, customers, and partners, our colleagues are exploiting the connections among our businesses to drive growth and gain market share. Our culture of collaboration helps differentiate Wiley and is a source of competitive advantage.

Revenue and Earnings Growth in Fiscal Year 2003

Wiley performed well in fiscal year 2003 despite a difficult market environment, achieving record revenue, earnings, and operating cash flow.

Earnings per diluted share increased 18% to $1.22 in fiscal year 2003, excluding a one-time tax benefit in fiscal year 2003 and an unusual charge in both fiscal year 2003 and fiscal year 2002 related to the Company's relocation.

EBITA (earnings before interest, taxes, and amortization of intangible assets) before unusual items was $132 million, advancing 12% over fiscal year 2002.

Revenues reached $854 million, up 16% from fiscal year 2002 including foreign currency translation effects, or 14% excluding those effects. Excluding Hungry Minds, acquired in fiscal year 2002 – the largest acquisition in Wiley's history – revenues increased 8%.

Return on investment before unusual items was 15.5% in fiscal year 2003, while operating cash flow was $169 million, improving from $140 million in fiscal year 2002.

william j. pesce



peter booth wiley

listening to customers

We make special efforts to listen to our customers through our Library Advisory Boards, comprised of academic and corporate librarians. We developed *Wiley InterScience*, our online service, with their input, and continue to work with them to maximize the value of the service. *Pay-Per-View* is a new feature that allows individuals to purchase online journal articles by credit card, while *ArticleSelect* enables customers to buy "tokens" for online access to articles and chapters in non-subscribed journals and books.

During the year, we relocated three of our operations to new offices. Our global headquarters was moved across the Hudson River to a waterfront site in Hoboken, New Jersey, while our European operations were relocated to new spaces in Chichester in the U.K. and Weinheim, Germany. In each case, the new facilities have been designed to promote collaboration and productivity.

Solid Results in Each of Our Core Businesses

Results in fiscal year 2003 reflected the solid performance of each of our three core businesses. All Wiley operations worldwide contributed to these results through a combination of organic growth and acquisitions.

Professional/Trade: Our global Professional/Trade business occupies leading positions in targeted categories. According to industry data, we are the number one U.S. publisher in technology and travel, as well as in the professional segments of psychology, architecture, and culinary. We have become the second largest in cooking and business and third largest in consumer reference and education.

Global revenue of our Professional/Trade business advanced 26% over fiscal year 2002, reflecting the combined effects of the Hungry Minds acquisition and organic growth. While the first half of the year was very strong, growth slowed in the second half due to the war in Iraq, as customer traffic at brick-and-mortar bookstores plummeted.

We did especially well in the business category, in which we had many books on national business bestseller lists all year long, as well as in architecture, culinary, psychology, and consumer reference. Although sales of technology titles declined in a weak market, we gained share and believe this publishing category will strengthen as the economy improves.

Our top-selling Professional/Trade titles spanned many subject areas and included Lencioni: *Five Dysfunctions of a Team: A Leadership Fable*; *Betty Crocker's Ultimate Cake Mix Cookbook*; Rathbone: *Windows XP For Dummies*; Mitnick/ Simon: *The Art of Deception: Controlling the Human Element of Security*; and our two perennial market-leading tax guides, *The Ernst & Young Tax Guide 2003* and *JK Lasser's Your Income Tax 2003*.

During the year, we successfully completed the integration of Hungry Minds, and are leveraging our infrastructure and capabilities to increase the sales of its strong franchise products. These products include premier brands such as the *For Dummies* series, *CliffsNotes*, *Webster's New World* dictionaries, *Frommer's* travel guides, *Betty Crocker* cookbooks, and the *Bible* and *Visual* series in technology. The acquisition is exceeding expectations and was accretive to earnings in both fiscal year 2003 and fiscal year 2002.

making an imprint on teaching

We optimize the value of our highly regarded brands. In fiscal year 2000, we acquired a list of college textbooks in teacher education. We have strengthened these titles by publishing them under a new textbook imprint, Wiley/Jossey-Bass, which capitalizes on the visibility and reputation of Jossey-Bass in the teacher education market. Higher Education and Jossey-Bass are now cross-selling many of each others' books, better serving customers while increasing revenue.

Scientific, Technical, and Medical: Wiley is one of the world's largest primary journal publishers and a leading publisher of STM reference works and books. Global revenues increased by 12% over fiscal year 2002, reflecting the combined effects of the GIT Verlag and A&M Publishing acquisitions in Europe in April 2002 and worldwide journal revenue growth.

Our STM business is moving rapidly into the digital world through the growth of *Wiley InterScience*, our online service. More than 60% of our global journal subscription revenues are now generated by *Wiley InterScience* licenses. We continue to add content and functionality to *Wiley InterScience* to meet customer needs and grow revenues. The new *Pay-Per-View* service takes *Wiley InterScience* beyond the library market to customers who can now purchase individual article access by credit card, generating incremental revenue.

More than half a dozen major reference works were added to *Wiley InterScience* during fiscal year 2003, including the new sixth edition of the 40-volume *Ullman's Encyclopedia of Industrial Chemistry*.

We had an excellent year in the continued development of our society journal program, adding several important journals, such as the *British Journal of Surgery*, *Hepatology*, *Liver Transplantation*, and *Ultrasound in Obstetrics and Gynecology*. Each is available in print as well as online. In addition, we successfully renewed our publishing contract for *Cancer*, a publication of the American Cancer Society. We extended our publishing contracts for *Annals of Neurology*, *Journal of Magnetic Resonance Imaging*, and *Magnetic Resonance in Medicine*.

Although some key frontlist books, including Considine: *Van Nostrand Scientific Encyclopedia*, exceeded expectations, overall STM book sales were sluggish due to tight library budgets.

In January 2003, a major journal subscription agent, Rowecom, Inc., filed for bankruptcy. We worked with other publishers and library customers to protect the interests of our customers and the Company.

Higher Education: Our Higher Education business holds important market positions in the "hardside" disciplines, such as accounting, mathematics, physics, anatomy and physiology, chemistry, and engineering. Global revenues advanced 6% in fiscal year 2003 due principally to the strength of our sciences program, including anatomy and physiology, and chemistry. Sales of engineering titles were soft, reflecting sluggish industrywide sales in that segment.

We launched our biggest frontlist ever in Higher Education, publishing more than 230 new and revised titles worldwide. Examples include Hughes-Hallett: *Applied Calculus*, second edition, and Tortora and Grabowski: *Principles of Anatomy and Physiology*, tenth edition. Important first editions included deBlij: *Concepts of World Regional Geography*, Kieso:

conquering global markets

Our collaborative publishing process delivers results around the world. *Conquer the Crash* was written by an American author, Robert R. Prechter, Jr., and published by Wiley Europe. Our editorial, marketing, sales, and production professionals worldwide joined forces to bring the book to market just one month after the manuscript was submitted. The result was a global success, as *Conquer the Crash* appeared on bestseller lists of *The New York Times*, *BusinessWeek*, and other leading publications.

Fundamentals of Intermediate Accounting, Horstmann: *Big Java*, and Irwin: *A Brief Introduction to Circuit Analysis*.

Technology is creating new opportunities, with increasing demand for Web-based products and course management tools. We are capitalizing on these opportunities and meeting the evolving needs of students and teachers. As an example, we worked with a partner to develop *Wiley Business Extra Select*, which enables professors to create customized business courses with material from Wiley textbooks and other sources such as *The Wall Street Journal*, Harvard Business School, Ivey Cases, and *Fortune Inc*. We are also developing a suite of new products for distance learning, a growth market.

The Faculty Resource Network continues to distinguish Wiley from the competition. It is a peer-to-peer network of faculty who help teachers integrate Wiley technology into their curricula, tailoring its use to the needs of each course. Demand for the networks' virtual courses and for one-on-one peer assistance continued to grow in fiscal year 2003.

Outlook

Our performance in fiscal year 2003 provides tangible evidence of the competitive strength of Wiley's highly regarded brands and our ability to execute our strategies effectively. We expect another year of growth in fiscal year 2004, based on continued worldwide demand for must-have information; the quality of our content and services; and our ability to leverage our global sales and marketing network.

Ultimately, Wiley's success is the result of the collaborative efforts of our colleagues around the world. We thank them for their inspired efforts on the Company's behalf.

Wiley has been built, over a course of nearly 200 years, on a solid foundation of trust and integrity. We think this is a great time to be associated with a company like Wiley. It is a time in which we can continue to distinguish Wiley from other companies not only by our consistently strong performance, but also by our deeply ingrained values. We look ahead with enthusiasm and confidence.



William J. Pesce
President and Chief Executive Officer



Peter Booth Wiley
Chairman of the Board

June 18, 2003


OCTOBER FURY
Scott Simon
JACKIE ROBINSON
Teach Yourself VISUALLY

John Wiley & Sons, Inc., aspires to be a valued and respected provider of products and services that make important contributions to advances in knowledge and understanding, a role that is essential to progress in a healthy and prosperous society. While fulfilling this role, we strive to build lasting, collaborative relationships with all of our stakeholders. We are dedicated to sustaining Wiley's performance-driven culture, which requires our unwavering commitment to the highest standard of ethical behavior and integrity in everything we do.

MISSION

Wiley provides must-have content and services to professionals, scientists, educators, students, lifelong learners, and consumers worldwide. Wiley is dedicated to serving our customers' needs, while generating attractive intellectual and financial rewards for all of our stakeholders – authors, colleagues, partners, and stockholders.

VALUES

Founded in 1807, during the presidency of Thomas Jefferson, Wiley has evolved into one of the world's most respected publishing companies. We strongly believe in the enduring value of collaborative relationships, built on a solid foundation of trust and integrity. We strive to be the very best at all that we do, which strengthens our competitive position and results in consistently strong performance.

Wiley's strength is based on the efforts and accomplishments of a diverse group of people who are distinguished by their integrity, creativity, talent, initiative, and dedication.

We are responsible to our customers, who rely on the quality of our products and services to meet their needs. Service must be prompt and efficient and prices should be reasonable.

We are responsible to our authors and partners, who collaborate with us to create high-quality products and services, and who deserve appropriate recognition and compensation for their efforts.

We are responsible to our colleagues, whom we respect as human beings first, professionals second. We must provide a reasonable sense of security, pleasant and safe working conditions, fair compensation and benefit programs, and opportunities for professional growth.

We are responsible to our shareholders, who should realize a fair return on their investments. Investors can rely on a highly capable leadership team and an independent Board of Directors distinguished by their commitment to effective governance, ethical behavior, and integrity in all that we do.

We are responsible to the communities in which we work. These communities should benefit from our good citizenship, including our support of educational and cultural organizations.

GOALS AND STRATEGIES

Wiley has achieved superior results and continues to grow by focusing on three overarching goals:

- Building long-term relationships with our customers
- Increasing profitability, cash flow, and return on investment
- Enhancing Wiley's position as "the place to be" for all of our stakeholders.

We are realizing these goals through the following strategies:

- **Exploiting our global positions and brands** by collaborating across organizational and geographic boundaries and constantly striving to improve the quality of our products and services around the world
- **Capitalizing on the connections among our core businesses** – Professional/Trade; Scientific, Technical, and Medical; and Higher Education – to better serve customers and drive growth
- **Pursuing partnerships and alliances** with highly regarded organizations to add content, services, and capabilities to our portfolio
- **Building on our successful track record with acquisitions** by consummating transactions that are financially responsible, and executing our integration plans effectively by adhering to a best-practices approach
- **Leveraging our investments in technology** to create value for our customers, facilitate communication with our stakeholders, and increase productivity throughout the Company.


Religion
FOR
DUMMIES
A Reference for the Rest of Us!
Red Hat
Linux 9
Bible
How to Cook
Everything
the basics
simple recipes anyone can cook
Bush's Brain

PROFESSIONAL/TRADE

Products	▷ Books and subscription products in all media, with a focus on technology, travel, psychology, architecture, professional culinary, cooking, business, consumer reference, education, and general interest
Customers	▷ Professionals, consumers, and students worldwide
Distribution	▷ Multiple channels including major chains and online booksellers globally, independent bookstores, libraries, colleges and universities, warehouse clubs, corporations, direct marketing, and Web sites
Key Brands/Franchises	▷ *For Dummies, Jossey-Bass, Frommer's, Betty Crocker, CliffsNotes, Webster's New World, Visual, Howell Book House, JK Lasser, Bible, Unofficial Guide, Pfeiffer, Wrox, Architectural Graphic Standards, Red Hat, Capstone, Audel*
Fiscal Year 2003 Highlights	▷ Global revenues advanced 26%, including acquisitions, to $369 million ▷ Gained market share in all our key categories ▷ Became the number one publisher in both technology and travel in the United States ▷ Successfully integrated Hungry Minds, the largest acquisition in Wiley's history ▷ Published 1,450 new titles worldwide ▷ Launched *graphicstandards.com*, a major step in the evolution of the *Architectural Graphic Standards* franchise ▷ Formed a strategic alliance with MindLeaders to extend the *For Dummies* brand into an online product for the corporate market ▷ Signed a licensing agreement with Gemini Industries USA to take the *For Dummies* brand into a range of computer, home electronics, telephone, and gaming consumer technology products ▷ Acquired approximately 250 teacher education titles, representing an important step toward becoming the leading publisher of high-quality resources and ready-to-use tools for school leaders and classroom instructors ▷ Acquired 34 best-selling titles from Wrox Press, specializing in computer books for programmers
Growth Strategies	▷ Continue to build our core publishing programs ▷ Optimize results from recent acquisitions ▷ Seek niche acquisitions of high-quality lists ▷ Expand our branded-program alliances and partnership relationships ▷ Leverage our global distribution to optimize sales


THE COCHRANE
COLLABORATION®


Angewandte
Chemie
CANCER

SCIENTIFIC, TECHNICAL, AND MEDICAL

Products

> Journals, encyclopedias, books, and online products and services in the life and medical sciences, chemistry, statistics and mathematics, electrical and electronics engineering, and telecommunications

Customers

> Academic and corporate librarians, serving scientists, researchers, clinicians, students, and professors worldwide

Distribution

> Multiple channels including library consortia, subscription agents, bookstores, online booksellers, and direct sales to customers

Key Brands/Franchises

> *Wiley, Wiley InterScience, Wiley-VCH, Wiley-Liss*

Fiscal Year 2003 Highlights

> Global revenues increased 12% to $309 million

> Continued to add content and functionality to our *Wiley InterScience* online service to meet customer needs and drive revenue growth

> Experienced ongoing growth in *Wiley InterScience*, as the number of journal articles viewed increased by 70%

> More than 60% of our journal subscription revenues are now under *Wiley InterScience* licenses

> Continued to build our society journal program, winning publishing contracts for *European Transactions in Telecommunications; Hepatology; Liver Transplantation; Pharmaceutical Statistics;* and *Ultrasound in Obstetrics and Gynecology*, among others

> Renewed or extended our publishing agreements for *Cancer*, the journal of the American Cancer Society; *Cancer Cytopathology; American Journal of Human Biology; Annals of Neurology; Environmental and Molecular Mutagenesis; Muscle & Nerve;* and *Teratology* (renamed *Birth Defects Research*)

> Published the 40-volume *Ullman's Encyclopedia of Industrial Chemistry*, sixth edition, as well as other major reference works, online or in print, including *Burger's Medicinal Chemistry and Drug Discovery*, sixth edition

> Became publishing partner of The Cochrane Collaboration, delivering *The Cochrane Library* – covering a range of medical specialties – through *Wiley InterScience;* The Cochrane Collaboration encompasses 50 research groups that constantly update content to assist health care professionals in making well-informed, evidence-based decisions

> Began a collaboration with Accelrys on chemistry and bioinformatics database products

Growth Strategies

> Accelerate the market penetration of *Wiley InterScience*

> Expand our society journal publishing programs

> Augment organic growth by acquiring more content

> Include more book content in *Wiley InterScience*


Cutnell
Johnson





Business EXTRA Select

HIGHER EDUCATION

Products

▷ Educational materials in all media, focused on courses in the sciences, geography, mathematics, engineering, and accounting, with growing positions in business, economics, computer science, psychology, education, and modern languages

Customers

▷ Undergraduate, graduate, and advanced placement students, educators, and lifelong learners worldwide

Distribution

▷ Multiple channels including college bookstores and online booksellers

Key Brands/Franchises

▷ *Wiley; Wiley/Jossey-Bass*

Fiscal Year 2003 Highlights

▷ Global revenues rose 6% to $176 million

▷ Launched our biggest frontlist ever, publishing more than 230 new and revised titles worldwide

▷ Continued to adapt U.S. titles for global markets, such as the new Canadian edition of Kimmel: *Financial Accounting: Tools for Business Decision-Making*

▷ Experienced significantly higher traffic on the Wiley Higher Education Web site, which offers online learning materials on more than 2,300 subsites to support and supplement textbooks

▷ Generated revenue from the *eGrade* and *Interactive Homework Edition* initiatives

▷ Acquired market-leading software Edugen, supporting our ability to develop a robust e-learning platform

▷ Signed an agreement with XanEdu, a division of ProQuest, to develop *Wiley Business Extra Select*, an online custom courseware program that will enable professors to create customized business course materials

▷ Acquired Fitzgerald Science Press titles in the life sciences

▷ Continued to grow our Faculty Resource Network, a peer-to-peer network of faculty supporting the use of online course material tools and discipline-specific software in the classroom

Growth Strategies

▷ Continue to build our core publishing programs

▷ Increase sales into non-college markets

▷ Successfully execute our e-learning strategies

▷ Expand the Wiley Custom Publishing program

▷ Augment organic growth by acquiring more Higher Education content

> Financial Review

RESULTS OF OPERATIONS

FISCAL YEAR 2003 COMPARED TO FISCAL YEAR 2002

The Company achieved record revenue, operating income, and net income in fiscal year 2003. Revenue in fiscal year 2003 increased 16% over the prior year to $854 million, including foreign currency translation effects, or 14% excluding those effects. Excluding Hungry Minds, acquired in September 2001 — Wiley's largest acquisition — revenue increased 8%. In addition to Hungry Minds, year-on-year growth was driven primarily by organic growth in the U.S. and the April 2002 acquisition of GIT Verlag in Germany and A&M Publishing in the U.K.

Operating income advanced 37% to $120.3 million in fiscal year 2003. Operating margin, excluding unusual items as explained below, was 14.4% compared with 13.6% in fiscal year 2002, reflecting improvement due to acquisitions, a $5 million write-off of two investments in fiscal year 2002, and the effect of lower amortization ($9.6 million) due to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142 in fiscal year 2003. Operating margin as reported for fiscal years 2003 and 2002 was 14.1% and 12.0%, respectively.

Management believes the non-GAAP financial measures, which excludes a one-time tax credit and relocation charge, provide a more meaningful comparison of the Company's year-over-year results. The tax credit resulted from a corporate reorganization and the relocation charge is associated with a move of the Company's corporate headquarters, both unusual to the Company and unlikely to recur in the foreseeable future. Both events were completed in fiscal year 2003.

During fiscal year 2003, the Company centralized several Web development activities, which were previously in the publishing operations. This organizational change will enable the Company to leverage these capabilities more efficiently across all of its global businesses. The expenses for these activities are now included in shared services and administrative costs, whereas previously they were included in business segment results. Accordingly, these expenses have been reclassified for the prior year periods in the segment financial statements to provide a more meaningful comparison.

Earnings per diluted share and net income for the fiscal year ended April 30, 2003, advanced 18% to $1.22 and $76.7 million, respectively, excluding a one-time tax benefit in fiscal year 2003 and an unusual charge in fiscal years 2003 and 2002, related to the Company's relocation to Hoboken, New Jersey. Including the tax benefit and unusual charge, earnings per diluted share and net income for fiscal year 2003 were $1.38 and $87.3 million, compared to $0.91 and $57.3 million in fiscal year 2002.

In the fourth quarter of fiscal year 2002, Wiley finalized its commitment to relocate the Company's headquarters to Hoboken, N.J. The relocation was completed in the first quarter of fiscal year 2003. The new facility provides a more collaborative and efficient work environment and will meet the Company's growth expectations. The relocation was accomplished on attractive financial terms. Fiscal years 2003 and 2002 include an unusual charge for costs associated with the relocation of approximately $2.5 million, or $1.5 million after tax, and $12.3 million, or $7.7 million after tax, for the respective periods.

In fiscal year 2003, the Company merged several of its European subsidiaries into a new entity, which enabled the Company to increase the tax-deductible asset basis of the merged subsidiaries to the fair value of the business at the date of merger. Under U.S. accounting principles, the tax benefit attributable to the increase in tax basis is immediately included in income. Consequently, the Company had a one-time tax benefit of $12.0 million equal to $0.19 per diluted share, in fiscal year 2003. The cash benefit of this change will be recognized pro rata over a 15-year period. The Company's effective tax rate, excluding this tax benefit, was 33.1% for the year.

Effective May 1, 2002, the Company adopted SFAS No. 142, which eliminates the amortization of goodwill and indefinite lived intangible assets. In fiscal year 2003, the estimated after-tax impact of the nonamortization of goodwill and intangible assets was $1.9 million equal to $0.03 per diluted share, for the fourth quarter and $7.8 million equal to $0.12 per diluted share, for the year.

Pro forma operating income and net income excluding the relocation charge, one-time tax benefit and the elimination of amortization of goodwill and indefinite life intangible were as follows:

RECONCILIATION OF NON-GAAP FINANCIAL DISCLOSURE

(In millions, except per share amounts)	2003	2002
Operating Income as Reported	$ 120.3	$ 87.8
Relocation Charge	2.5	12.3
SFAS No. 142	–	9.6
Pro Forma Operating Income	$ 122.8	$ 109.7
Net Income as Reported	$ 87.3	$ 57.3
Relocation Charge, Net of Taxes	1.4	7.7
SFAS No. 142, Net of Tax	–	7.8
One-Time Tax Benefit	(12.0)	–
Pro Forma Net Income	$ 76.7	$ 72.8

Cost of sales as a percentage of revenue was 33.8% in fiscal year 2003 and 33.1% in fiscal year 2002. The increase was principally due to product mix and the full-year impact from the addition of consumer titles from the Hungry Minds acquisition, which was acquired in September 2001. While Hungry Minds has attractive financial characteristics, its gross margin as a percent of revenue is lower than Wiley's consolidated gross margin.

Operating and administrative expenses as a percentage of revenues declined to 50.7% in fiscal year 2003, from 50.9% in fiscal year 2002. Synergistic benefits realized through the Hungry Minds acquisition and a $5 million write-off of two investments in fiscal year 2002 were partially offset by depreciation and other costs on new facilities.

During the year, the Company relocated three of its operations to new offices. Its global headquarters was moved to a waterfront site in Hoboken, New Jersey, while its European operations were relocated to new offices in Chichester in the U.K. and Weinheim, Germany. All of the new facilities were designed to promote collaboration and productivity and provide room for growth and expansion.

Interest expense net of interest income was $7.7 million in fiscal year 2003, up from $6.6 million in fiscal year 2002, reflecting the impact of acquisition financing.

The Company's effective tax rate was 22.5% in fiscal year 2003. Excluding the tax benefit mentioned above, the effective tax rate increased to 33.1% as compared to 29.3% in fiscal year 2002, reflecting higher foreign taxes in fiscal year 2003 and a favorable settlement of tax issues reported in fiscal year 2002.

During fiscal year 2003, the Company repurchased 535,600 Class A Common shares at an average price of $21.77 per share for a total cost of $11.7 million. Through April 30, 2003, the Company repurchased 3.3 million Class A Common shares at an average price of $17.61 per share for a total cost of $57.9 million under the Company's existing stock repurchase program. In December 2002, as the existing program neared its limit of 4 million shares, the Board of Directors approved an expanded program, increasing the number of shares that may be acquired by an additional 4 million shares of Class A Common Stock.

FISCAL YEAR 2003 SEGMENT RESULTS

Professional/Trade (P/T) > Revenue of Wiley's U.S. P/T business advanced 27% over fiscal year 2002, reflecting the full-year effect of the Hungry Minds acquisition and organic growth. While growth in the first half of the year was very strong, second-half performance was adversely impacted by a sluggish retail environment and reduced customer traffic at brick-and-mortar bookstores as a result of the war in Iraq. Despite these unfavorable external factors, P/T revenue for the fourth quarter advanced 5% over the prior year. Wiley gained market share in all of its P/T publishing categories. The direct contribution margin was 27.1% of revenue in fiscal year 2003 compared with 25.0% of revenue in the prior year. The margin improvement was principally due to the integration of Hungry Minds and the elimination of goodwill and indefinite life intangible amortization.

Wiley's business program continues to exhibit strength despite soft market conditions. Eight Wiley business titles appeared on major bestseller lists, including *Conquer the Crash: You Can Survive and Prosper in a Deflationary Depression; Five Dysfunctions of a Team: A Leadership Fable; The Morningstar Guide to Mutual Funds: 5-Star Strategies for Success; Home Buying For Dummies; Starting an eBay Business For Dummies; Straight Talk on Investing: What You Need to Know; The Ernst & Young Tax Guide 2003*; and *JK Lasser's Your Income Tax 2003*.

A survey of readers by *Training Magazine* cited Wiley-Jossey Bass as the best training supplier (based on four criteria: Value, Ease of Use, Met/Exceed Buyer's Expectations, and Exceptional Customer Service) in four categories – Business; Management and Leadership Skills Training; Safety/Compliance Training; and Customer Service. During the quarter, the Company signed an agreement for a publishing partnership with the Institute of Internal Auditors, a leading global association of professionals with approximately 85,000 members in over 120 countries.

The Company's consumer publishing programs had a strong year, particularly cooking, reference, and travel. Cookbooks that sold well during the year were *Betty Crocker's Cooking With Diabetes, Betty Crocker's Cookbook 9e,* and *Weight Watchers New Complete Cookbook.* Two Wiley consumer titles appeared on major bestseller lists during the year: *Bush's Brain* and *Religion For Dummies.* Wiley titles recently won awards from the International Association of Cooking Professionals and the James Beard Institute. The Company also signed a publishing agreement with The Learning Annex for a series of consumer books on a variety of subjects, including feng shui and wine.

Although the overall market for computer books continues to be weak, Wiley's technology publishing program continues to outperform the market and gain significant market share. Performing particularly well are consumer titles in areas such as digital photography, digital imaging software, general PC technology, Windows XP, home networking, eBay, Apple's Mac OS X, Red Hat Linux, and CD/DVD recording. In April 2003, Wiley acquired 34 best-selling computer titles from Wrox Press. During the quarter, the Company signed an agreement to become the exclusive publisher for a series of *PC Magazine*-branded books.

The Company's professional and academic programs in architecture, culinary/hospitality, psychology, and teacher education had a solid year. Wiley launched *Graphicstandards.com,* a major step in the evolution of the *Architectural Graphic Standards* franchise. Earlier in the year, Wiley acquired approximately 250 teacher education titles, representing an important step toward becoming the leading publisher of high-quality resources and ready-to-use tools for school leaders and classroom instructors.

Scientific, Technical, and Medical (STM) > In fiscal year 2003 Wiley's U.S. STM revenue was 2% higher than the prior year. The continued success of the *Wiley InterScience* online service mitigated the adverse impact of the Divine/Rowecom bankruptcy and softness in the STM book market. Global STM revenue for fiscal year 2003 increased 12% as compared to the previous year, bolstered by the acquisitions of GIT Verlag and A&M Publishing, as well as journal growth. The direct contribution margin in fiscal year 2003 was 46.3% compared with 43.1% in fiscal year 2002. Fiscal year 2002 included a $5 million write-off of two STM investments.

Wiley's STM journal and book business is continuing its transformation to digital access through the growth of *Wiley InterScience.* The online service experienced a significant increase in the number of journal articles viewed. More than 60% of global journal subscription revenue is now generated by *Wiley InterScience* licenses. Several licenses were signed during the year, including the Japanese Medical and Pharmaceutical Library Associations Consortium in Asia; the University of New South Wales in Australia; the Austrian, Bavarian, Norwegian, and Greek consortia in Europe; and Howard University, the Pennsylvania Academic Library Consortium, the Statewide California Electronic Library Consortia, and the Quebec Academic Consortium in North America.

The Company continues to add content and functionality to *Wiley InterScience*, increasing revenue by meeting customer needs. The *Polymer Backfile Collection* launched on *Wiley InterScience* with great success in March. The largest collection of high-quality polymer science backfile articles available online from a single publisher, the Collection includes more than 600,000 pages of articles from seminal journals, such as the *Journal of Polymer Science* and *Macromolecular Chemistry and Physics.*

In April, *Wiley InterScience* launched a new Pay-Per-View service that we expect will generate incremental revenue from customers who want to purchase individual articles by credit card. More than half a dozen major reference works were added to *Wiley InterScience* during fiscal year 2003, including the sixth edition of the 40-volume *Ullman's Encyclopedia of Industrial Chemistry.*

Although some key front list books, such as Considine: *Van Nostrand Scientific Encyclopedia 9e, Burger's Medicinal Chemistry and Drug Discovery 6e,* and Horvath/*Encyclopedia of Catalysis*, exceeded expectations, overall STM book sales were sluggish due to tight library budgets.

Wiley had an excellent year in the continued development of its society journal program, signing agreements to publish several important journals in print and online, such as the *British Journal of Surgery, Hepatology, Liver Transplantation,* and *Ultrasound in Obstetrics and Gynecology.* In addition, the Company successfully renewed its publishing contract for *Cancer*, a publication of the American Cancer Society, and extended its publishing contracts for *Annals of Neurology, Journal of Magnetic Resonance Imaging,* and *Magnetic Resonance in Medicine.*

Higher Education > Full-year revenue for the U.S. Higher Education business was up over the comparable prior-year period by 5%. Revenue growth was principally due to a strong front list in the life sciences, as well as solid performances of the physical sciences and social sciences programs. Results continued to be affected by sluggish industrywide conditions in engineering, although there was some improvement in the fourth quarter. Global revenue for fiscal year 2003 increased 6% over the prior year. The contribution margin for fiscal year 2003 was 26.9% as compared with 31.3% in fiscal year 2002. The change was principally due to product mix.

During the fourth quarter, Higher Education launched its biggest front list ever. Key new products include Hughes-Hallett/*Applied Calculus 2e;* Tortora and Grabowski/*Principles of Anatomy and Physiology 10e;* Cutnell/*College Physics*; Huffman/*Psychology 7e*; McDaniel/*Marketing Research Essentials 4e;* Voet/*Biochemistry 3e*; Weygandt/*Managerial Accounting 2e*; and Strahler/*Introducing Physical Geography 3e.*

Technology is creating new opportunities, as reflected in increased demand for Web-based products and course management tools. Wiley is capitalizing on these opportunities and meeting the evolving needs of students and teachers. An example is *Wiley Business Extra Select,* which was announced in the third quarter and will enable professors to create customized business courses with material from Wiley textbooks and other sources.

The Higher Education Web site offers online learning materials on more than 2,300 subsites to support teaching and learning. Virtual peer training through Wiley's Faculty Resource Network increased dramatically during the fourth quarter, with hundreds of professors participating in virtual seminars and one-on-one collaborations. This unique, reliable, and accessible service is a source of competitive advantage. During the year, the Company began to generate revenue from its *eGrade* and *Interactive Homework Edition* initiatives. Our Virtual Bookfairs were expanded to cover most disciplines.

Europe > Revenue in fiscal year 2003, excluding foreign translation exchange gains from Wiley's European operations, was up 21% over the prior year, reflecting the GIT Verlag and A&M Publishing acquisitions and organic growth. Primary contributors to the organic growth were the journals program, as well as indigenous P/T titles, such as the global bestseller, Prechter/*Conquer the Crash*. Results in Germany were negatively affected by a weak advertising market and sluggish book sales. The direct contribution margin for Europe was 32.9% of revenues in fiscal 2003 and 34.5% of revenues in fiscal 2002. The decrease in contribution margin was principally due to product mix.

In March, Wiley Europe signed an agreement with The Cochrane Collaboration for the publication of the *Cochrane Systematic Reviews* in evidence-based medicine. These online databases are widely regarded as the world's most authoritative source of information on the effectiveness of health care interventions. In addition to enhancing Wiley's medical publishing program with the addition of prestigious content, the partnership establishes a major presence for the Company in the rapidly emerging area of medical informatics. Wiley Europe was named "Distributor of the Year" for the fifth time in six years by the Academic, Professional, and Specialist Booksellers Group.

Asia, Australia, and Canada > Wiley's Asian, Australian, and Canadian operations recorded strong results for the year. Revenue in fiscal year 2003, excluding foreign exchange translation gains, increased over the prior year by 24%. Including the effects of foreign exchange translation gains, revenue increased over the prior year by 28%. These results were driven by the addition of Hungry Minds, as well as the performance of the P/T and Higher Education programs in Canada, and strong overall growth throughout Asia. Rapid growth of the Company's subscription and translation rights businesses continued in Asia, notably in China and India. The fourth quarter was adversely affected somewhat by the war in Iraq and the SARS outbreak.

Indigenous P/T publishing programs grew in Wiley's Asian, Australian, and Canadian businesses. Two titles, *Privatising China* by Carl Walter, the COO of J.P. Morgan, and *Capitalist China* by Jonathan Wotzel, a senior partner at McKinsey Consulting, reflect the importance of the growing market in China, and also Wiley's success in partnering with prestigious companies. Two Wiley Australia titles, Westfield/*HIH, The Inside Story of Australia's Biggest Corporate Collapse* and King/*Gallipoli*, published during the quarter to great acclaim. Wiley Canada had its best year ever, in part on the strength of the *For Dummies* brand.

RESULTS OF OPERATIONS

FISCAL YEAR 2002 COMPARED TO FISCAL YEAR 2001

The Company continued to achieve strong growth in revenue and operating income during fiscal year 2002, although income was adversely affected by an unusual charge related to the calendar year 2002 relocation of the Company's headquarters to Hoboken, N.J., as more fully described below.

During fiscal 2002, the Company acquired several publishing properties for purchase prices aggregating $232.4 million net of cash acquired, including the acquisition of Hungry Minds, Inc. (Hungry Minds), on September 21, 2001, for approximately $184.1 million, the largest acquisition in the Company's history. Hungry Minds is a leading publisher with an outstanding collection of respected brands. The Company also acquired 47 higher education titles from Thomson Learning; A&M Publishing Ltd. a U.K.-based publisher for the pharmaceutical and health-care sectors; GIT Verlag GmbH, a German publisher for the chemical, pharmaceutical, biotechnology, security, and engineering industries; and Frank J. Fabozzi Publishing and an Australian publisher, Wrightbooks Pty Ltd., both publishing high-quality finance books for the professional market. Hungry Minds contributed $91 million to revenues in fiscal year 2002 and was accretive to earnings.

Pro forma results of operations for fiscal year 2002, excluding the unusual charge, were as follows:

RECONCILIATION OF NON-GAAP FINANCIAL DISCLOSURE

(In millions, except per share amounts)	2002	2001
Operating Income as Reported	$ 87.8	$ 95.4
Unusual Relocation Charge	12.3	–
Operating Income Before Unusual Charge	$ 100.1	$ 95.4
Net Income as Reported	$ 57.3	$ 58.9
Unusual Relocation Charge, Net of Taxes	7.7	–
Net Income Before Unusual Charge	$ 65.0	$ 58.9
Income Per Diluted Share as Reported	$ .91	$ .93
Unusual Relocation Charge, Net of Taxes	.12	–
Income Per Diluted Share Before Unusual Charge	$ 1.03	$ .93

Revenue increased 20% to $734.4 million from $613.8 million in fiscal year 2001. Excluding Hungry Minds' contribution, revenues increased 5% despite the market disruption following the tragic events of September 11th. All of the Company's U.S.-based businesses contributed to the revenue growth. European segment revenue increased, driven primarily by STM journals and Higher Education programs. Wiley Canada and Australia enjoyed gains, while the Company's business in Asia was adversely affected by the weak economy.

The unusual charge related to the relocation of the Company's headquarters amounted to approximately $12.3 million, or $7.7 million after taxes, equal to $0.12 per diluted share. This charge consisted of lease payments of approximately $10.2 million representing amounts due from the move date through April 2003, the lease termination date, on the Company's vacated offices in New York and the accelerated depreciation of leasehold improvements and certain furniture and fixtures and equipment of approximately $2.1 million based on revised estimates of useful lives.

Before the unusual charge, fiscal year 2002 operating income advanced 5% to $100.1 million. Operating margin before the unusual charge declined to 13.6% in fiscal year 2002 from 15.5% in fiscal year 2001, reflecting the combined effect of the $5 million write-off of two small investments or $2.9 million after taxes, equal to $0.05 per diluted share; the Hungry Minds acquisition; and the addition of several society journals, which typically have lower margins than other journals. Excluding the investment write-offs and the unusual charge, the operating margin was 14.3% and the operating margin before amortization of intangibles (EBITA) was 16.7% in fiscal year 2002. Operating margin as reported was 12.0% in fiscal year 2002 and 15.5% in fiscal year 2001.

Excluding the unusual charge, fiscal year 2002 net income of $65.0 million and income per diluted share of $1.03 advanced 10% and 11%, respectively, over fiscal year 2001. Including the unusual charge, fiscal year 2002 net income was $57.3 million, or $0.91 per diluted share.

Cost of sales as a percentage of revenue increased to 33.1% in fiscal year 2002 from 32.5% in fiscal year 2001 due primarily to the inclusion of Hungry Minds, which has lower gross margins than the Company's other businesses.

Operating and administrative expenses as a percentage of revenue were 50.9% in fiscal year 2002, compared with 49.1% in fiscal year 2001. The increase was primarily due to the write-off of the investments mentioned above, as well as increased spending on new business initiatives. Operating expenses increased 24% over fiscal year 2001, primarily due to the inclusion of Hungry Minds and the aforementioned investment write-offs. Excluding Hungry Minds and the investment write-offs, operating expenses increased approximately 9%.

Interest expense net of interest income was $6.6 million in fiscal year 2002 versus $5.2 million in fiscal year 2001, reflecting the impact of higher average debt levels due to the acquisitions, partially offset by lower average rates during the year.

The Company's effective tax rate was 29.3% in fiscal year 2002, compared with 34.7% in the prior year. The decrease was primarily due to lower foreign taxes including the settlement of open tax issues.

During fiscal year 2002, the Company repurchased 96,500 Class A Common shares at an average price of $19.49 per share for a total cost of $1.9 million.

FISCAL YEAR 2002 SEGMENT RESULTS

Professional/Trade (P/T) > U.S. P/T reported a 56% increase in revenue in fiscal year 2002 to $253.1 million. Excluding Hungry Minds, revenue advanced 3%. Direct contribution to profit improved 74% to $63.2 million in fiscal year 2002 versus $36.3 million in fiscal year 2001, primarily due to the acquisition of Hungry Minds. The direct contribution margin was 25.0% of revenue compared with 22.4% of revenue in fiscal year 2001. The margin improvement was attributable to the synergies realized through the integration of Hungry Minds.

During the year, the P/T segment experienced the negative effects of the slowdown in retail and corporate sales following the September 11th terrorist attacks and general economic conditions. Business and travel books were most affected. The culinary, architecture, psychology, and general interest areas continued to perform well. The pace of sales improved significantly in the last four months of the fiscal year, powered by two bestsellers – Byron/*Martha, Inc.*, and Weiss/*Ultimate Safe Money Guide*. Other revenue drivers were a strong tax publication season, and the launch of several titles from the Company's publishing alliances and franchises.

The acquisition of Hungry Minds nearly doubled the annualized revenue of the U.S. P/T segment through the addition of new products and capabilities. The acquisition included 2,500 active titles, which are available in 39 languages. Well-known brands include the *For Dummies* and *Unofficial Guide* series, the technological *Bible* and *Visual* series, *Frommer's* travel guides, *CliffsNotes*, *Webster's New World* dictionaries, and *Betty Crocker* and *Weight Watchers* cookbooks.

Other acquisitions included Frank J. Fabozzi Publishing, a publisher of high-quality finance books for the professional market.

The Internet is playing a growing role in the Company's business. With their unlimited "virtual" shelf space, online retailers merchandise the Company's products for longer periods of time than brick-and-mortar bookstores. Demand for Web-based electronic products has emerged in professional markets with the advent of broadband Internet access. In fiscal year 2002, the Company launched online products such as Thera*Forms* downloadable forms from Wiley's practice-management books.

Scientific, Technical, and Medical (STM) > U.S. STM revenue increased 6% in fiscal year 2002 to $164.9 million, reflecting strong journal subscription renewal rates, the growth of *Wiley InterScience* online services, the addition of three society journals, and new products. Direct contribution to profit declined 4% to $71.1 million, attributable to the previously mentioned write-off of two small investments. Excluding the write-off, the direct contribution increased 2% and the direct contribution margin was 46.1% of revenue compared with 47.6% of revenue in fiscal year 2001, reflecting the continued investment in sales, marketing, and service enhancements for *Wiley InterScience*, as well as the addition of new society journals, which typically have lower margins than other journals.

The value of *Wiley InterScience* Enhanced Access Licenses signed by academic institutions, companies, and consortia approximately doubled in fiscal year 2002. The Company continued to add a rich content offering and greater functionality to *Wiley InterScience* to meet customer needs and increase the revenue base. As of fiscal year-end, the service provided online access to virtually all of the Company's over 350 journals and to more than 30 reference works, as well as to approximately 250 STM books through *OnlineBooks*, a new feature. In fiscal year 2002, Wiley expanded its *MobileEdition* service to 20 journals, including the launch of *TNM MobileEdition*, the first portable electronic version of the TNM classification system, which Wiley publishes in print. *MobileEditions* are designed for use on personal digital assistants and other wireless devices. Also new were *ContentAlerts* and *RoamingAccess*, which enable researchers to access the scientific literature they need, as soon as it is available, wherever and whenever they want.

Higher Education > U.S. Higher Education revenue increased 6% to $141.3 million in fiscal year 2002, partly attributable to the acquisition of higher education titles during the year. Direct contribution to profit increased 6% to $44.3 million, and the direct contribution margin of 31.3% of revenue was essentially the same as the prior year. Although college enrollments in engineering, a key Wiley area, were flat, the Company's business, psychology, and geography programs performed well.

The Company rolled out a strong Higher Education front list in fiscal year 2002, publishing 134 packages. In November 2001, the Company acquired 47 titles from Thomson Learning in business, earth and biological sciences, foreign languages, mathematics, nutrition, and psychology.

Higher education demographics remain favorable overall, with more students attending college and enrolling in lifelong learning courses than ever before. In addition, the soft economy has resulted in increased student applications to graduate programs. The Company has introduced new, value-added materials and services to combat used-book sales, which is a continuing industrywide problem.

The Company continues to develop new formats to create more value for teachers and students. *Active Learning Editions* with brief texts and integrated study tools were introduced in fiscal year 2002 as a lower-priced alternative to traditional textbooks.

With approximately 1,700 Web sites that support its texts, in addition to many Web-based free and for-sale supplements, Higher Education has launched a number of products that integrate technology and print to provide students and instructors with tools to improve outcomes or meet specific objectives. An example is *eGrade*, a Web-based software product that allows students to do independent, self-paced practice homework with immediate scoring and individualized feedback. The Company also introduced *Calculus Machina,* a step-by-step, Web-based calculus tutorial that will be customized to additional subjects.

Europe: > European fiscal year 2002 revenue of $164.1 million advanced 6% over fiscal year 2001. Direct contribution to profit was $56.7 million, up 9%. The direct contribution margin was 34.5% of revenue in fiscal year 2002 and 33.3% of revenue in fiscal year 2001. The STM journals business was strong in fiscal year 2002, with improved subscription renewals and growing electronic access. Higher education programs also were a key revenue driver.

Acquisitions at the end of fiscal year 2002 included A&M Publishing Ltd., a U.K.-based publisher for the pharmaceutical and health care sectors, and GIT Verlag GmbH in Germany, which publishes for the chemical, pharmaceutical, biotechnology, security, and engineering industries.

Wiley-VCH introduced nearly a dozen new journals, including *Advanced Synthesis & Catalysis*, *Macromolecular Bioscience*, and *PROTEOMICS*.

Wiley U.K. launched *ExpressExec*, encompassing approximately 100 management books available in electronic and print formats. Wiley-VCH launched pro-physics.de, a community-of-interest Web site. As part of its alliance strategy, the Company concluded an agreement with Symbian Ltd., a joint venture between Nokia, Ericsson, Motorola, and NTT, to publish a range of titles about applications and programming for the Symbian operating system.

Asia, Australia, and Canada: > Revenue advanced 6% in fiscal year 2002 to $68.3 million, reflecting a solid performance in Canada and Australia, including Hungry Minds' international sales, offset to a large degree by weak economic conditions in Asia. Direct contribution to profit was $15.2 million, up 3%. The direct contribution margin was 22.2% of revenue in fiscal year 2002 and 22.9% of revenue in fiscal year 2001.

Wiley Australia achieved solid growth in its Higher Education business and won the bookseller's Tertiary Publisher of the Year award for outstanding service to the higher education market for the fourth consecutive year. P/T publishing was expanded with the acquisition of Wrightbooks Pty Ltd., a publisher of high-quality finance books for the professional market, which exceeded expectations.

Wiley Canada solidified its leadership in accounting through a targeted effort to increase sales of Higher Education titles such as Kimmel, Weygandt, Kieso, and Trenholm/*Financial Accounting: Tools for Business Decision-Making*, Canadian edition. Its trade program was bolstered by Hungry Minds, which has a strong market presence with titles such as *Taxes For Canadians For Dummies* and *Frommer's with Kids* travel guides to major Canadian cities. In Asia, a weak economy adversely affected results; however, strong growth continued in China, as the Company's foreign rights and copublishing business benefited from the opening of China's educational market.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents balance was $33.2 million at the end of fiscal year 2003, compared with $39.7 million a year earlier. Cash provided by operating activities of $169.1 million improved by $28.8 million over the prior year. The improvement was mainly due to higher net income and noncash charges. Noncash items in Other principally include noncash charges for pensions and royalties. These items were partially offset by increased investment in working capital related to new business and rent payments previously accrued for vacated facilities related to the move of the Company's corporate headquarters. Pension contributions in fiscal year 2003 were $5.3 million. Estimated fiscal year 2004 contributions are anticipated to be $8.2 million.

Cash used for investing activities of $125.6 million declined from $314.1 million in the prior year, which included the Hungry Minds acquisition. Current year investing activity includes $33.0 million for the purchase of a building in the United Kingdom, additions to a building in Germany, and leasehold improvements at the Company's new Hoboken, N.J. headquarters. Cash used for financing activities was $52.5 million in 2003, as compared to $159.9 million provided from financing activities in 2002.

Current year financing activity includes a $30.0 million payment of long-term debt and $11.7 million of shares repurchased under the Company's stock repurchase program. In fiscal year 2002 the Company took on new debt to finance Hungry Minds and other acquisitions.

The Company's operating cash flow is affected by the seasonality of its U.S. Higher Education business and receipts from its journal subscriptions. Journal receipts occur primarily during November and December from companies commonly referred to as journal subscription agents. Reference is made to the Credit Risk section, which follows, for a description of the impact on the Company as it relates to journal agents' financial position and liquidity. Sales in the U.S. higher education market tend to be concentrated in June through August, and again in November through January.

The Company normally requires increased funds for working capital from May through September. Subject to variations that may be caused by fluctuations in inventory levels or in patterns of customer payments, the Company's normal operating cash flow is not expected to vary materially in the near term.

Although the statement of financial condition indicates a negative working capital of $39.4 million at April 30, 2003, current liabilities include $131.4 million of deferred subscription revenue related to journals for which the cash has been received and will be recognized into income as the journals are shipped or made available online to the customer, or over the term of the subscription as services are rendered. Excluding this deferred income item, working capital at April 30, 2003, was a positive $92.0 million.

The Company has adequate cash and cash equivalents available, as well as international short-term lines of credit to finance its short-term seasonal working capital requirements. The Company does not have any off-balance-sheet debt.

Projected product development, and property and equipment spending for fiscal year 2004 are approximately $60 million and $35 million, respectively, a more normalized level as compared to fiscal year 2003, which included spending on new facilities. These investments will be funded primarily from internal cash generation, the liquidation of cash equivalents, and the use of short-term lines of credit.

A summary of contractual obligations and commercial commitments is as follows:

Dollars in millions		Payments due by period			
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Total Debt	$ 235.0	35.0	–	200.0	–
Operating Lease Obligations	241.4	24.2	46.5	43.0	127.7
Total Contractual Cash Obligations	$ 476.4	59.2	46.5	243.0	127.7

MARKET RISK

The Company is exposed to market risk primarily related to interest rates, foreign exchange, and credit risk. It is the Company's policy to monitor these exposures and to use derivative financial investments and/or insurance contracts from time to time to reduce fluctuations in earnings and cash flows when it is deemed appropriate to do so. The Company does not use derivative financial instruments for trading or speculative purposes.

INTEREST RATES

The Company had $235.0 million of variable rate loans outstanding at April 30, 2003, which approximated fair value. The Company did not use any derivative financial investments to manage this exposure. A hypothetical 1% change in interest rates for this variable rate debt would affect net income and cash flow by approximately $1.5 million.

FOREIGN EXCHANGE RATES

The Company is exposed to foreign exchange movements primarily in sterling, euros, and Asian, Canadian, and Australian currencies. Consequently, the Company, from time to time, enters into foreign exchange forward contracts as a hedge against foreign currency asset, liability, commitment, and anticipated transaction exposures, including intercompany purchases. At April 30, 2003, the Company had no open foreign exchange forward contracts.

CREDIT RISK

The Company's business is not dependent upon a single customer; however, the industry has experienced a significant concentration in national, regional, and online bookstore chains in recent years. Although no one book customer accounts for more than 6% of total consolidated revenue, the top 10 book customers account for approximately 26% of total consolidated revenue and approximately 45% of total gross trade accounts receivable at April 30, 2003. To mitigate its credit risk exposure, the Company obtains credit insurance where available and economically justifiable.

In the journal publishing business, subscriptions are primarily sourced through journal subscription agents who, acting as agents for library customers, facilitate ordering by consolidating the subscription orders/billings of each subscriber with various publishers. Monies are generally collected in advance from subscribers by the subscription agents and are remitted to the journal publisher, including the Company, generally prior to the commencement of the subscriptions. Although at fiscal year-end the Company had minimal credit risk exposure to these agents, future calendar-year subscription receipts from these agents are highly dependent on their financial condition and liquidity. Subscription agents account for approximately 16% of total consolidated revenue and no one agent accounts for more than 6% of total consolidated revenue. Insurance for these accounts is not commercially feasible and/or available. A journal subscription agent, Rowecom Inc., filed for bankruptcy in January 2003. The bankruptcy will effect STM journal sales in calendar year 2004, which is expected to be immaterial to the Company.

EFFECTS OF INFLATION AND COST INCREASES

The Company, from time to time, experiences cost increases reflecting, in part, general inflationary factors. To mitigate the effect of cost increases, the Company has implemented a number of initiatives, including various steps to reduce production and manufacturing costs. In addition, selling prices have been selectively increased as competitive conditions have permitted. The Company anticipates that it will be able to continue this approach in the future.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Management continually evaluates the basis for its estimates; however, actual results could differ from those estimates, which could affect the reported results from operations. Set forth below is a discussion of the Company's critical accounting policies and the basis for estimates used.

REVENUE RECOGNITION

Revenue is recognized when products have been shipped or when services have been rendered and when the following additional criteria have been met: persuasive evidence that an arrangement or contract exists; delivery has occurred or services have been rendered; the price to the customer is fixed or determinable; and collectibility is reasonably assured. Collectibility is evaluated based on the amount involved, the credit history of the customer, and the current status of the customer's account with the Company.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The estimated allowance for doubtful accounts is based on a review of the aging of the accounts receivable balances, the historical write-off experience, the credit standing of the customer, and the amount of credit insurance coverage. A change in the credit standing of customers and/or the amount of credit insurance available could affect the estimated allowance.

ALLOWANCE FOR SALES RETURNS

The estimated allowance for sales returns is based on a review of the historical return patterns associated with the various sales outlets, as well as current market trends in the businesses in which we operate. A change in the pattern or trends in returns could affect the estimated allowance.

RESERVE FOR INVENTORY OBSOLESCENCE

Inventories are carried at cost or market, whichever is lower. A reserve for inventory obsolescence is estimated based on a review of damaged, obsolete, or otherwise unsaleable inventory. The review encompasses historical unit sales trends by title; current market conditions, including estimates of customer demand; and publication revision cycles. A change in sales trends could affect the estimated reserve.

ALLOCATION OF ACQUISITION PURCHASE PRICE TO ASSETS ACQUIRED AND LIABILITIES ASSUMED

In connection with acquisitions, the Company allocates the cost of the acquisition to the assets acquired and the liabilities assumed based on estimates of the fair value of such items including goodwill, other intangible assets with indefinite lives, and other intangible assets and the related useful lives. Such estimates include expected cash flows to be generated by those assets and the expected useful lives based on historical experience, current market trends, and synergies to be achieved from the acquisition and expected tax basis of assets acquired. For major acquisitions, the Company uses independent appraisers to confirm the reasonableness of such estimates. A change in the useful lives of intangible assets other than goodwill could affect the Company's amortization expense for the year.

IMPAIRMENT OF INTANGIBLE AND OTHER LONG-LIVED ASSETS

Management periodically evaluates the recoverability of intangibles, including goodwill, and other long-lived assets in connection with its annual financial process review, or whenever facts and circumstances indicate the carrying value of those assets may not be recoverable. Evaluations include estimates of future cash flows generated by the underlying assets, current trends, and other determinants of fair value. If the carrying value of the asset exceeds the estimated fair value, an impairment loss is recognized for the difference. It is possible that the estimates of the fair value may not be realized due to future changes in market conditions and other factors, in which case a further impairment loss would have to be recognized.

RECENT ACCOUNTING STANDARDS

At the beginning of its fiscal year on May 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which eliminates the amortization of goodwill and indefinite lived intangible assets. In fiscal year 2002, the after-tax impact of the nonamortization of goodwill and intangible assets on net income was $7.8 million, or $0.12 per share. In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," which requires all business combinations initiated after June 30, 2001, to be accounted for by a single method – the purchase method. In addition, the statement requires the purchase price to be allocated to identifiable intangible assets in addition to goodwill if certain criteria are met. The statement also requires additional disclosures related to the reasons for the business combination, the allocation of the purchase price, and if significant by reportable segment, to the assets acquired and liabilities assumed.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard is effective for fiscal year 2004. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial results.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard is effective for fiscal year 2004. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's financial results.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146, which is effective prospectively for exit or disposal activities initiated after December 31, 2002, applies to costs associated with an exit activity, including restructurings, or with a disposal of long-lived assets. SFAS No. 146 requires that exit or disposal costs are recorded as an operating expense when the liability is incurred and can be measured at fair value. The adoption of SFAS No. 146 did not have a material effect on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The interpretation was effective on a prospective basis for guarantees issued as modified after December 31, 2002, and had no impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provision of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting and the effect of the method used on reported results. This standard is effective for fiscal year-end 2003. Currently, the Company uses the intrinsic method of accounting for stock-based compensation. Therefore, the adoption of SFAS No. 148 will have no effect on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The amendments set forth in SFAS No. 149 require that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. SFAS No. 149 is not expected to have a material impact on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." The statement requires that certain financial instruments be classified as liabilities, instead of equity, in statements of financial position. SFAS No. 150 is not expected to have a material impact on the Company's financial position or results of operations.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains certain forward-looking statements concerning the Company's operations, performance, and financial condition. Reliance should not be placed on forward-looking statements, as actual results may differ materially from those in any forward-looking statements. Any such forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and are subject to change based on many important factors. Such factors include, but are not limited to (i) the level of investment in new technologies and products; (ii) subscriber renewal rates for the Company's journals; (iii) the financial stability and liquidity of journal subscription agents; (iv) the consolidation of book wholesalers and retail accounts; (v) the market position and financial stability of key online retailers; (vi) the seasonal nature of the Company's educational business and the impact of the used-book market; (vii) worldwide economic and political conditions; and (viii) other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances.

> Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

John Wiley & Sons, Inc., and Subsidiaries Dollars in thousands	April 30	
	2003	2002
Assets		
Current Assets		
Cash and cash equivalents	$ 33,241	$ 39,705
Accounts receivable	120,057	101,084
Taxes receivable	9,657	18,664
Inventories	83,337	69,799
Deferred income tax benefits	26,028	34,394
Prepaid expenses	11,524	11,613
Total Current Assets	283,844	275,259
Product Development Assets	60,842	63,055
Property and Equipment	114,870	72,127
Intangible Assets	280,872	275,295
Goodwill	192,186	189,099
Deferred Income Tax Benefits	2,800	1,351
Other Assets	20,558	19,959
Total Assets	$ 955,972	$ 896,145
Liabilities and Shareholders' Equity Current Liabilities		
Current portion of long-term debt	$ 35,000	$ 30,000
Accounts and royalties payable	71,296	67,516
Deferred subscription revenues	131,392	125,793
Accrued income taxes	7,953	9,769
Other accrued liabilities	77,624	87,315
Total Current Liabilities	323,265	320,393
Long-Term Debt	200,000	235,000
Accrued Pension Liability	54,909	27,184
Other Long-Term Liabilities	28,190	22,643
Deferred Income Taxes	5,604	14,275
Shareholders' Equity		
Preferred Stock, $1 par value: Authorized - 2 million, Issued - zero	-	-
Class A Common Stock, $1 par value: Authorized - 180 million, Issued - 68,149,702 and 68,066,602	68,150	68,067
Class B Common Stock, $1 par value: Authorized - 72 million, Issued - 15,040,560 and 15,123,660	15,041	15,124
Additional paid-in capital	34,103	26,838
Retained earnings	368,963	294,032
Accumulated other comprehensive loss	(7,171)	(2,702)
Unearned deferred compensation	(1,283)	(1,375)
	477,803	399,984
Less Treasury Shares at Cost (Class A - 18,076,002 and 18,004,770; Class B - 3,484,096 and 3,484,096)	(133,799)	(123,334)
Total Shareholders' Equity	344,004	276,650
Total Liabilities and Shareholders' Equity	$ 955,972	$ 896,145

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

John Wiley & Sons, Inc., and Subsidiaries Dollars in thousands except per share data	For the years ended April 30		
	2003	2002	2001
Revenue	$ 853,971	$ 734,396	$ 613,790
Costs and Expenses			
Cost of sales	288,925	243,196	199,400
Operating and administrative expenses	432,700	373,463	301,470
Amortization of intangibles	9,620	17,662	17,496
Unusual item - relocation-related expenses	2,465	12,312	–
Total Costs and Expenses	733,710	646,633	518,366
Operating Income	120,261	87,763	95,424
Interest Income and Other	262	835	2,828
Interest Expense	(7,964)	(7,480)	(8,025)
Income Before Taxes	112,559	81,118	90,227
Provision for Income Taxes	25,284	23,802	31,309
Net Income	$ 87,275	$ 57,316	$ 58,918
Income Per Share			
Diluted	$ 1.38	$ 0.91	$ 0.93
Basic	$ 1.42	$ 0.94	$ 0.97
Cash Dividends Per Share			
Class A Common	$ 0.20	$ 0.18	$ 0.16
Class B Common	$ 0.20	$ 0.18	$ 0.16

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

John Wiley & Sons, Inc., and Subsidiaries
Dollars in thousands

	For the years ended April 30		
	2003	2002	2001
Operating Activities			
Net Income	$ 87,275	$ 57,316	$ 58,918
Noncash Items			
Amortization of intangibles	9,620	17,662	17,496
Amortization of composition costs	29,923	25,653	22,583
Depreciation of property and equipment	23,420	16,007	13,802
Reserves for returns, doubtful accounts, and obsolescence	11,219	6,675	7,527
Deferred income taxes	11,224	451	3,560
Write-off of investments	-	4,989	-
Unusual item - accrued relocation-related expenses	-	12,312	-
Other	29,730	16,523	10,185
Changes in Operating Assets and Liabilities			
Decrease (increase) in accounts receivable	(17,862)	(3,998)	5,063
Decrease (increase) in taxes receivable	15,841	(9,022)	-
Increase in inventories	(14,594)	(4,657)	(9,789)
Increase in deferred subscription revenues	3,810	7,057	5,009
Decrease in other accrued liabilities	(19,451)	(169)	(9,242)
Net change in other operating assets and liabilities	(1,027)	5,934	5,902
Payment of acquisition-related liabilities	-	(12,367)	-
Cash provided by operating activities	169,128	140,366	131,014
Investing Activities			
Additions to product development assets	(51,835)	(48,039)	(36,163)
Additions to property and equipment	(63,221)	(33,643)	(28,656)
Proceeds from sale of publishing assets	-	-	2,950
Acquisitions, net of cash acquired	(10,500)	(232,393)	(10,052)
Cash used for investing activities	(125,556)	(314,075)	(71,921)
Financing Activities			
Borrowings of long-term debt	-	200,000	-
Repayment of long-term debt	(30,000)	(30,000)	(30,000)
Cash dividends	(12,344)	(11,015)	(9,726)
Purchase of treasury shares	(11,661)	(1,880)	(6,890)
Proceeds from issuance of stock on option exercises and other	1,500	2,813	(655)
Cash provided by (used for) financing activities	(52,505)	159,918	(47,271)
Effects of exchange rate changes on cash	2,469	549	(1,174)
Cash and Cash Equivalents			
Increase (decrease) for year	(6,464)	(13,242)	10,648
Balance at beginning of year	39,705	52,947	42,299
Balance at end of year	$ 33,241	$ 39,705	$ 52,947
Supplemental Information			
Acquisitions			
Fair value of assets acquired	$ 10,530	$ 307,915	$ 10,188
Liabilities assumed	(30)	(75,522)	(136)
Cash paid for businesses acquired	$ 10,500	$ 232,393	$ 10,052
Cash Paid During the Year for			
Interest	$ 7,496	$ 6,879	$ 9,033
Income taxes	$ 3,859	$ 17,080	$ 19,074

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

John Wiley & Sons, Inc., and Subsidiaries
Dollars in thousands except per share data

	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Unearned Deferred Comp-ensation	Accumulated Other Comprehensive Income (Loss)	Total Share-holder's Equity
Balance at May 1, 2000	$ 67,892	$ 15,299	$ 14,178	$ 198,539	$ (117,825)	$ (1,703)	$(3,642)	$ 172,738
Director Stock Plan issuance			79		26			105
Shares Issued Under Employee Benefit Plans			1,889		115			2,004
Purchase of Treasury Shares					(6,890)			(6,890)
Exercise of Stock Options			2,754		(352)			2,402
Class A Common Stock Dividends Declared				(7,859)				(7,859)
Class B Common Stock Dividends Declared				(1,867)				(1,867)
Other	145	(146)				(52)		(53)
Comprehensive Income, Net of Tax:								
Net income				58,918				58,918
Foreign currency translation adjustments							525	525
Total Comprehensive Income								59,443
Balance at May 1, 2001	$ 68,037	$ 15,153	$ 18,900	$ 247,731	$ (124,926)	$ (1,755)	$ (3,117)	$ 220,023
Director Stock Plan Issuance			29		10			39
Shares Issued Under Employee Benefit Plans			1,121		336			1,457
Purchase of Treasury Shares					(1,880)			(1,880)
Exercise of Stock Options			6,788		3,126			9,914
Class A Common Stock Dividends Declared				(8,918)				(8,918)
Class B Common Stock Dividends Declared				(2,097)				(2,097)
Other	30	(29)				380		381
Comprehensive Income, Net of Tax:								
Net income				57,316				57,316
Foreign currency translation adjustments							583	583
Transition hedges adjustment							(272)	(272)
Derivative cash flow hedges							104	104
Total Comprehensive Income								57,731
Balance at May 1, 2002	$ 68,067	$ 15,124	$ 26,838	$ 294,032	$ (123,334)	$ (1,375)	$(2,702)	$ 276,650
Shares Issued Under Employee Benefit Plans			4,990		656			5,646
Purchase of Treasury Shares					(11,661)			(11,661)
Exercise of Stock Options			2,275		540			2,815
Class A Common Stock Dividends Declared				(10,024)				(10,024)
Class B Common Stock Dividends Declared				(2,320)				(2,320)
Other	83	(83)				92		92
Comprehensive Income, Net of Tax:								
Net income				87,275				87,275
Foreign currency translation adjustments							12,668	12,668
Derivative cash flow hedges							168	168
Minimum liability pension adjustment, net of $9,299 of tax							(17,305)	(17,305)
Total Comprehensive Income								82,806
Balance at April 30, 2003	$ 68,150	$ 15,041	$ 34,103	$ 368,963	$ (133,799)	$ (1,283)	$ (7,171)	$344,004

The accompanying notes are an integral part of the consolidated financial statements.

> Notes to Consolidated Financial Statements

The Company, founded in 1807, was incorporated in the state of New York on January 15, 1904. (As used herein the term "Company" means John Wiley & Sons, Inc., and its subsidiaries and affiliated companies, unless the context indicates otherwise).

The Company is a global publisher of print and electronic products, providing must-have content and services to customers worldwide. Core businesses include professional and consumer books and subscription services; scientific, technical, and medical journals, encyclopedias, books, and online products and services; and educational materials for undergraduate and graduate students and lifelong learners. The Company has publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation > The consolidated financial statements include the accounts of the Company. Investments in entities in which the Company has at least a 20% but less than a majority interest are accounted for using the equity method of accounting. Investments in entities in which the Company has less than a 20% ownership and in which it does not exercise significant influence are accounted for using the cost method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior-year amounts have been reclassified to conform to the current year's presentation.

Use of Estimates > The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition > In accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," the Company recognizes revenue when the following criteria are met: persuasive evidence that an arrangement exists; delivery has occurred or services have been rendered; the price to the customer is fixed or determinable; and collectibility is reasonably assured. If all of the above criteria have been met, revenue is principally recognized upon shipment of products or when services have been rendered. Subscription revenue is generally collected in advance, and is deferred and recognized as earned when the related issue is shipped or made available online, or over the term of the subscription as services are rendered.

Sales Returns and Doubtful Accounts > The Company provides an estimated allowance for doubtful accounts and for future returns on sales made during the year based on historical experience. The allowance for doubtful accounts and returns (estimated returns net of inventory and royalty costs) is shown as a reduction of accounts receivable in the accompanying consolidated balance sheets and amounted to $74.7 million and $84.8 million at April 30, 2003 and 2002, respectively.

Inventories > Inventories are stated at cost or market, whichever is lower. U.S. book inventories aggregating $68.1 million and $53.6 million at April 30, 2003 and 2002, respectively, are valued using the last-in, first-out (LIFO) method. All other inventories are valued using the first-in, first-out method.

Product Development Assets > Product development assets consist of composition costs and royalty advances to authors. Costs associated with developing any publication are expensed until the product is determined to be commercially viable. Composition costs, primarily representing the costs incurred to bring an edited commercial manuscript to publication including typesetting, proofreading, design and illustration, etc., are capitalized and generally amortized on a double-declining basis over estimated useful lives, ranging from 1 to 3 years. Royalty advances to authors are capitalized and, upon publication, are recovered as royalties are earned by the authors based on sales of the published works.

Capitalized Internal-Use Software > Costs related to obtaining or developing computer software for internal use are accounted for as follows: Costs incurred during the application development stage, including external costs of materials and services, and payroll and payroll-related costs for employees who are directly associated with the internal-use software project, are capitalized and amortized over the expected useful life of the related software. Costs incurred during the preliminary project stage, as well as maintenance, training, and upgrades that do not result in additional functionality, are expensed as incurred.

Depreciation and Amortization > Buildings, leasehold improvements, and capital leases are amortized over the lesser of the estimated useful lives of the assets up to 40 years, or the duration of the various leases, using the straight-line method. Furniture and fixtures are depreciated principally on the straight-line method over estimated useful lives ranging from 3 to 10 years. Computer equipment and capitalized software are amortized on a straight-line basis over estimated useful lives ranging from 3 to 5 years.

Intangible Assets > Intangible assets principally consist of goodwill, branded trademarks, acquired publication rights and non-compete agreements. As of the beginning of the Company's fiscal year May 1, 2002, goodwill and acquired publication rights with indefinite lives are no longer amortized but rather tested for impairment annually or more often if warranted. Prior to May 1, 2002, the Company amortized all intangible assets on a straight-line basis over periods ranging from 5 to 40 years over their estimated useful lives. All acquired publication rights with definitive lives are amortized on a straight-line basis over periods ranging from 5 to 30 years. Noncompete agreements are amortized over the terms of the individual agreement.

If facts and circumstances indicate that long-lived assets and/or intangible assets may be permanently impaired, it is the Company's policy to assess the carrying value and recoverability of such assets based on an analysis of undiscounted future cash flows of the related operations. Any resulting reduction in carrying value based on the estimated fair value would be charged to operating results. Estimated fair value is principally determined using the anticipated cash flows discounted at a rate commensurate with the risk involved. As a result of such reviews, approximately $5.0 million relating primarily to small investments was written off and charged against operating income in fiscal year 2002.

Derivative Financial Instruments - Foreign Exchange Contracts > The Company, from time to time, enters into forward exchange contracts as a hedge against foreign currency asset and liability commitments, and anticipated transaction exposures. The Company does not use financial instruments for trading or speculative purposes.

The Company accounts for its derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138. Accordingly, all derivatives are recognized as assets or liabilities and measured at fair value. Derivatives that are not determined to be effective hedges are adjusted to fair value with a corresponding effect on earnings. Changes in the fair value of derivatives that are designated and determined to be effective as part of a hedge transaction have no immediate effect on earnings and, depending on the type of hedge, are recorded either as part of other comprehensive income and will be included in earnings in the period in which earnings are affected by the hedged item, or are included in earnings as an offset to the earnings impact of the hedged item. Any ineffective portions of hedges are reported in earnings as they occur. The adoption of these new standards as of May 1, 2002, resulted in a transition adjustment loss of $.3 million after taxes, which is included as part of other comprehensive income.

For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions, and method of assessing hedge effectiveness. For hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction are specifically identified, and it must be probable that each forecasted transaction will occur. If it is deemed probable that the forecasted transaction will not occur, the gain or loss is recognized in earnings currently.

At April 30, 2003, there were no open foreign exchange derivative contracts. Included in operating and administrative expenses were net foreign exchange transaction losses of approximately $.7 million, $.3 million, and $.3 million in fiscal years 2003, 2002, and 2001, respectively.

Foreign Currency Translation > The Company translates the results of operations of its international subsidiaries using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Stock-Based Compensation > Stock options and restricted stock grants are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock Based Compensation – Transition and Disclosure." Accordingly, the Company recognizes no compensation expense for fixed stock option grants since the exercise price is equal to the fair value of the shares at date of grant. For restricted stock grants, compensation cost is generally recognized ratably over the vesting period based on the fair value of shares.

The fair value of the awards was estimated at the date of grant using the Black Scholes option pricing model. The per share value of options granted in connection with the Company's stock option plans has been estimated with the following weighted average assumptions:

	2003	2002	2001
Expected Life of Options (Years)	8.0	8.0	8.2
Risk-Free Interest Rate	4.9%	5.2%	6.2%
Volatility	34.3%	33.6%	28.1%
Dividend Yield	0.8%	0.9%	1.0%
Weighted Average Fair Value	$ 11.09	$ 10.19	$ 9.76

For purposes of the following pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information under SFAS No. 123 and SFAS No. 148 was as follows:

	2003	2002	2001
Net Income as Reported	$ 87,275	$ 57,316	$ 58,918
Stock-Based Compensation, Net of Tax, Included in the Determination of Net Income as Reported			
Restricted stock plans	1,436	2,049	1,717
Director stock plan	230	207	296
Stock-Based Compensation Costs, Net of Tax, that Would Have Been Included in the Determination of Net Income Had the Fair Value-Based Method Been Applied	(5,521)	(5,182)	(4,228)
Pro Forma Net Income	$ 83,420	$ 54,390	$ 56,703
Reported Earnings Per Share			
Diluted	$ 1.38	$ 0.91	$ 0.93
Basic	$ 1.42	$ 0.94	$ 0.97
Pro Forma Earnings Per Share			
Diluted	$ 1.32	$ 0.86	$ 0.90
Basic	$ 1.36	$ 0.90	$ 0.94

Cash Equivalents > Cash equivalents consist primarily of highly liquid investments with a maturity of three months or less and are stated at cost plus accrued interest, which approximates market value.

Recent Accounting Standards > In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard is effective for fiscal 2004. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial results.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard is effective for fiscal 2004. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's financial results.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146, which is effective prospectively for exit or disposal activities initiated after December 31, 2002, applies to costs associated with an exit activity, including restructurings, or with a disposal of long-lived assets. SFAS No. 146 requires that exit or disposal costs are recorded as an operating expense when the liability is incurred and can be measured at fair value. The adoption of SFAS No. 146 did not have a material effect on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The interpretation was effective on a prospective basis for guarantees issued or modified after December 31, 2002, and had no impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provision of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting and the effect of the method used on reported results. This standard is effective for fiscal year-end 2003. Currently, the Company uses the intrinsic method of accounting for stock-based compensation. Therefore, the adoption of SFAS No. 148 will have no effect on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The amendments set forth in SFAS No. 149 require that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. SFAS No. 149 is not expected to have a material impact on the Company's financial position or results of operations.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The statement requires that certain financial instruments be classified as liabilities, instead of equity, in statements of financial position. SFAS No. 150 is not expected to have a material impact on the Company's financial position or results of operations.

INCOME PER SHARE

A reconciliation of the shares used in the computation of net income per share for the years ended April 30 follows:

In thousands	2003	2002	2001
Weighted Average Shares Outstanding	61,675	60,937	60,813
Less: Unearned Deferred Compensation Shares	(171)	(247)	(321)
Shares Used for Basic Income Per Share	61,504	60,690	60,492
Dilutive Effect of Stock Options and Other Stock Awards	1,582	2,404	2,808
Shares Used for Diluted Income Per Share	63,086	63,094	63,300

For the years ended April 30, 2003, 2002, and 2001 options to purchase Class A Common Stock of .9 million, zero, and 1.1 million respectively, have been excluded from the shares used for diluted income per share as their inclusion would have been antidilutive.

ACQUISITIONS

During fiscal year 2003, the Company acquired publishing assets aggregating $10.5 million, which include teacher-education titles from Prentice Hall Direct/Pearson Education, turfgrass management and golf-course design titles from Sleeping Bear Press/Ann Arbor Press, technology titles from Peer Information Ltd. published under the Wrox Press Ltd. and Friends of Ed Ltd. imprints, life-science textbooks from Fitzgerald Science Press, Inc., and the Book of Yields from Chef Desk. The cost of these investments were principally allocated to acquired publishing rights and noncompete agreements that are being amortized on a straight-line basis over estimated average useful lives ranging from 5 to 20 years.

In September 2001, the Company acquired 100% of the outstanding shares of Hungry Minds, Inc. (Hungry Minds), for a total purchase price of approximately $184.1 million, consisting of approximately $90.2 million in cash for the common stock of Hungry Minds, $91.7 million in cash to enable Hungry Minds to repay its outstanding debt, and fees and expenses of approximately $2 million. Hungry Minds is a leading publisher with a collection of respected brands including the *For Dummies*, *Unofficial Guide*, and the technological *Bible* and *Visual* series, *Frommer's* travel guides, *CliffsNotes*, *Webster's New World* dictionaries, *Betty Crocker* and *Weight Watchers* cookbooks, and other market-leading brands. Through the Hungry Minds acquisition, the Company substantially increased its strong collection of content, thereby enhancing its competitive position in the P/T segment. The Hungry Minds brands are well known in the United States and abroad.

The results of operations of Hungry Minds have been included in the Company's consolidated financial statements since the date of acquisition. The cost of the acquisition was allocated on the estimated fair values of the assets acquired and the liabilities assumed. During fiscal year 2003, the Company finalized the purchase accounting for the Hungry Mind acquisition, resulting in no material change to the Company's financial position.

The following table summarizes the final allocation for the purchase price for the Hungry Minds assets acquired and liabilities assumed at the date of acquisition.

Dollars in thousands	
Current Assets	$ 84,163
Product Development Assets	10,661
Property and Equipment	3,839
Goodwill	90,603
Other Intangible Assets	58,600
Deferred Income Tax Benefit	9,282
Total assets acquired	257,148
Current Liabilities	(55,776)
Long-Term Liabilities	(17,239)
Total liabilities assumed	73,015
Net assets acquired	$ 184,133

In fiscal year 2002, the Company also acquired four other businesses for purchase prices aggregating $35.1 million. These included A&M Publishing Ltd., a U.K.-based publisher for the pharmaceutical and health care sectors; GIT Verlag GmbH, a German publisher for the chemical, pharmaceutical, biotechnology, security, and engineering industries; and Frank J. Fabozzi Publishing and an Australian publisher, Wrightbooks Pty Ltd., both publishing high-quality finance books for the professional market.

The final intangible assets recorded for all of the above fiscal year 2002 acquisitions, including Hungry Minds, were as follows:

Dollars in thousands	AMOUNT RECORDED	TAX- DEDUCTIBLE AMOUNT
Goodwill	$ 104,962	$ 977
Other Intangible Assets Not Subject to Amortization		
Branded trademarks	$ 57,900	$ 48,592
Acquired publication rights	11,498	–
Total	$ 69,398	$ 48,592
Other Intangible Assets Subject to Amortization		
Acquired publication rights	$ 12,746	$ 9,482
Noncompete agreements	150	150
Total	$ 12,896	$ 9,632

The weighted average amortization period for acquired publication rights subject to amortization was 27 years and 5 years for noncompete agreements. The following unaudited pro forma financial information presents the results of operations of the Company as if the above acquisitions had been consummated as of May 1, 2000. The unaudited pro forma financial information is not necessarily indicative of the actual results that would have been achieved had the acquisition actually been consummated as of May 1, 2000, nor is it necessarily indicative of the future results of operations.

Dollars in thousands, except per share data	2002	2001
Revenues	$ 818,038	$848,285
Net Income	$ 36,593	$ 56,207
Income Per Diluted Share	$ 0.58	$ 0.89

The pro forma financial information for fiscal year 2001 includes certain adjustments made by previous management prior to the Company's acquisition of Hungry Minds. The adjustments include a charge related to Hungry Minds' restructuring and an impairment write-down amounting to $3 million after taxes, or $0.05 per share. Offsetting these charges was a gain related to Hungry Minds' revision of certain assumptions in the calculation of its sales returns reserve, resulting in an increase in revenues, net income, and income per share of approximately $5 million, $3 million, and $0.05 per share, respectively.

During fiscal year 2002, the Company also acquired publishing assets consisting of 47 higher education titles from Thomson Learning for approximately $16.1 million in cash. The titles are in such publishing areas as business, earth and biological sciences, foreign languages, mathematics, nutrition, and psychology. The excess of cost over the fair value of the tangible assets acquired amounted to approximately $13.5 million, relating to acquired publishing rights that are being amortized on a straight-line basis over 20 years.

In fiscal year 2001, the Company acquired interests in certain publishing properties for approximately $10.1 million, including an environmental remediation portal and database; a majority interest in an Oxford-based publisher of professional business and management titles; new agreements with certain prestigious scholarly and professional societies to publish their journals; and an investment in an informatics company. The costs of these investments was allocated primarily to investments, and to goodwill, acquired publication rights, and noncompete agreements that are being amortized on a straight-line basis over estimated average lives ranging from 5 to 20 years.

All prior fiscal year acquisitions have been accounted for by the purchase method, and the accompanying financial statements include their results of operations since their respective dates of acquisition.

HEADQUARTERS RELOCATION

In the fourth quarter of fiscal year 2002, the Company finalized its commitment to relocate the Company's headquarters to Hoboken, N.J. The relocation was completed in the first quarter of fiscal year 2003. The new facility provides a more collaborative and efficient work environment and will meet the Company's growth expectations. The relocation was accomplished at attractive financial terms. The first quarter of fiscal year 2003 and the fourth quarter of fiscal year 2002 include an unusual charge for costs associated with the relocation of approximately $2.5 million, or $1.5 million after tax equal to $0.02 per diluted share; and $12.3 million, or $7.7 million after tax equal to $0.12 per diluted share, for the respective periods. The costs include moving costs, duplicate rent payments, rent payments on the vacated facility, and the accelerated depreciation of leasehold improvements and certain furniture, fixtures, and equipment based on revised estimates of useful lives.

INVENTORIES

Inventories at April 30 were as follows:

Dollars in thousands	2003	2002
Finished Goods	$ 76,452	$ 62,756
Work-in-Process	5,643	6,845
Paper, Cloth, and Other	4,798	3,811
	86,893	73,412
LIFO Reserve	(3,556)	(3,613)
Total	$ 83,337	$ 69,799

PRODUCT DEVELOPMENT ASSETS

Product development assets consisted of the following at April 30:

Dollars in thousands	2003	2002
Composition Costs	$ 31,959	$ 29,505
Royalty Advances	28,883	33,550
Total	$ 60,842	$ 63,055

Composition costs are net of accumulated amortization of $67,683 in 2003 and $55,505 in 2002.

PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at April 30:

Dollars in thousands	2003	2002
Land and Land Improvements	$ 3,539	$ 3,333
Buildings and Leasehold Improvements	58,367	39,521
Furniture and Fixtures	44,344	37,355
Computer Equipment and Capitalized Software	99,011	74,873
	205,261	155,082
Accumulated Depreciation	(90,391)	(82,955)
Total	$ 114,870	$ 72,127

GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted by the purchase method of accounting. In addition, the statement requires the purchase price to be allocated to identifiable intangible assets in addition to goodwill if certain criteria are met.

On May 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which eliminates the requirement to amortize goodwill and those intangible assets that have indefinite useful lives, but requires an annual test for impairment or more frequently if impairment indicators arise. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. The Company completed its initial evaluation and assessment of its goodwill and other intangible assets in accordance with SFAS No. 142 during the first quarter of fiscal year 2003. No impairment charge was required. The Company reclassified certain acquired publication rights to indefinite life intangibles in connection with the implementation of SFAS No. 142.

In fiscal year 2003, the estimated impact of the nonamortization of goodwill and intangible assets was approximately $9.6 million, or $7.8 million after tax equal to $0.12 per diluted share.

The following table represents adjusted net income of the Company, giving effect to SFAS No. 142 as if it were adopted on May 1, 2000 (in thousands):

	For the years ended April 30		
	2003	2002	2001
Net Income, as Reported	$ 87,275	$ 57,316	$ 58,918
Add Back: Amortization Expense, Net of Tax			
Indefinite lived intangibles	–	4,001	4,001
Goodwill	–	3,844	3,844
Adjusted Net Income	$ 87,275	$ 65,161	$ 66,763
Income Per Diluted Share:			
As reported	$ 1.38	$ 0.91	$ 0.93
Adjusted	$ 1.38	$ 1.03	$ 1.05
Income Per Basic Share:			
As reported	$ 1.42	$ 0.94	$ 0.97
Adjusted	$ 1.42	$ 1.07	$ 1.10

The following table summarizes the activity in goodwill by segment (in thousands):

	AS OF APRIL 30, 2002	ACQUISITIONS AND DISPOSITIONS	CUMULATIVE TRANSLATION AND OTHER ADJUSTMENTS	AS OF APRIL 30, 2003
Professional/Trade	$ 146,191	–	1,065	$ 147,256
Scientific, Technical, and Medical	23,193	–	–	23,193
European	18,010	–	1,820	19,830
Other	1,705	–	202	1,907
Total	$ 189,099	–	3,087	$ 192,186

The following table summarizes intangibles subject to amortization as of April 30 (in thousands):

	2003	2002
Acquired Publication Rights	$ 150,708	$ 263,392
Accumulated Amortization	(43,918)	(57,815)
Net Acquired Publication Rights	106,790	205,577
Covenants Not to Compete	900	1,257
Accumulated Amortization	(303)	(937)
Net Covenants to Compete	597	320
Total	$ 107,387	$ 205,897

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five fiscal years are as follows: 2004 – $9.1 million; 2005 – $9.0 million; 2006 – $8.8 million; 2007 – $8.7 million, and 2008 – $8.6 million. As acquisitions and dispositions occur in the future and as purchase price allocations are finalized, these amounts vary.

The following table summarizes other intangibles not subject to amortization as of April 30 (in thousands):

	2003	2002
Acquired Publication Rights	$ 115,585	$ 11,498
Branded Trademarks	57,900	57,900
Total	$ 173,485	$ 69,398

OTHER ACCRUED LIABILITIES

Other accrued liabilities as of April 30 consisted of the following (in thousands):

	2003	2002
Accrued Compensation	$ 31,201	$ 32,377
Pension Liability	8,046	985
Rent	2,505	13,656
Employee Benefits	3,171	3,002
Other	32,701	37,295
Total	$ 77,624	$ 87,315

INCOME TAXES

The provision for income taxes at April 30, was as follows:

Dollars in thousands	2003	2002	2001
Currently Payable			
US – federal	$ 4,946	$ 14,984	$ 16,606
International	8,186	7,045	10,789
State and local	928	1,322	354
Total Current Provision	14,060	23,351	27,749
Deferred Provision (Benefit)			
US – federal	16,923	(2,436)	(467)
International	(8,159)	1,983	1,858
State and local	2,460	904	2,169
Total Deferred Provision	11,224	451	3,560
Total Provision	$ 25,284	$ 23,802	$ 31,309

Included in the Company's consolidated statements of cash flows as cash provided by operating activities under the changes in other assets and liabilities caption are tax benefits related to the exercise of stock options and restricted stock held by employees amounting to $3.0 million, $8.0 million, and $3.5 million for fiscal years 2003, 2002, and 2001, respectively, which serve to reduce current income taxes payable.

International and United States pretax income was as follows (in thousands):

	2003	2002	2001
International	$ 37,015	$ 29,707	$ 32,207
United States	75,544	51,411	58,020
Total	$ 112,559	$ 81,118	$ 90,227

The Company's effective income tax rate as a percent of pretax income differed from the U.S. federal statutory rate as shown below:

	2003	2002	2001
U.S. Federal Statutory Rate	35.0%	35.0%	35.0%
State and Local Income Taxes			
Net of Federal Income Tax Benefit	2.0	1.7	2.0
Tax Benefit Derived from FSC/EIE Income	(2.1)	(3.0)	(3.5)
Foreign Source Earnings Taxed at Other Than U.S. Statutory Rate	(.8)	(4.9)	.2
Foreign Reorganization Tax Benefit	(10.7)	–	–
Amortization of Intangibles	–	2.0	1.8
Other – Net	(.9)	(1.5)	(.8)
Effective Income Tax Rate	22.5%	29.3%	34.7%

During the second quarter of fiscal year 2003 the Company merged several of its European subsidiaries into a new entity, which enabled the Company to increase the tax-deductible net asset basis of the merged subsidiaries to fair market value creating a tax asset greater than the related book value. The $12.0 million benefit attributable to the increase tax basis reduced the Company's fiscal year 2003 effective tax rate by 10.7%. The $12.0 million benefit includes the release of $7.8 million of valuation allowance recorded in prior years.

Deferred taxes result from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. The net change in valuation allowance was a benefit of $9.7 million in fiscal year 2003, a provision of $3.3 million in fiscal year 2002 and a benefit of $.3 million in fiscal year 2001.

The significant components of deferred tax assets and liabilities at April 30 were as follows:

	2003		2002	
Dollars in thousands	CURRENT	LONG-TERM	CURRENT	LONG-TERM
Deferred Tax Assets:				
Net Operating Loss Carryforwards	$ –	$ –	$ –	$ 1,875
Reserve for Sales Returns and Doubtful Accounts	23,969	404	28,324	388
Inventory	1,422	–	848	–
Accrued Expenses	637	–	5,222	–
Costs Capitalized for Taxes	–	5,623	–	5,783
Retirement and Postemployment Benefits	–	15,627	–	3,890
Amortization of Intangibles	–	8,943	–	7,789
Total Assets	26,028	30,597	34,394	19,725
Less: Valuation Allowance	–	–	–	(9,664)
Net Deferred Tax Assets	26,028	30,597	34,394	10,061
Deferred Tax Liabilities:				
Depreciation and Amortization	–	(18,978)	–	(2,292)
Accrued Expenses	–	(8,583)	–	(9,681)
Long-Term Liabilities	–	(5,840)	–	(11,012)
Total Liabilities	–	(33,401)	–	(22,985)
Net Deferred Tax Assets (Liabilities)	$ 26,028	$ (2,804)	$ 34,394	$ (12,924)

In general, the Company plans to continue to invest the undistributed earnings of its international subsidiaries in those businesses, and therefore no provision is made for taxes that would be payable if such earnings were distributed. At April 30, 2003, the undistributed earnings of international subsidiaries approximated $69.8 million and, if remitted currently, would result in additional taxes approximating $5.9 million.

NOTES PAYABLE AND DEBT

Long-term debt consisted of the following at April 30:

Dollars in thousands	2003	2002
Term Loan Notes Payable – Due		
September 2006	$ 200,000	$ 200,000
October 2003	35,000	65,000
	235,000	265,000
Less: Current Portion of Long-Term Debt	(35,000)	(30,000)
	$ 200,000	$ 235,000

The weighted average interest rates on the term loans during fiscal years 2003 and 2002 were 2.35% and 3.17%, respectively. As of April 30, 2003 and 2002, the weighted average rates for the term loans were 2.11% and 2.56%, respectively.

To finance the Hungry Minds acquisition, as well as to provide funds for general working capital and other needs, in fiscal year 2002, the Company obtained an additional $300 million bank credit facility with 13 banks, consisting of a $200 million five-year term loan facility to be repaid in September 2006. The Company has the option of borrowing at the following floating interest rates: (i) at a rate based on the London Interbank Offered Rate (LIBOR) plus an applicable margin ranging from .625% to 1.375% depending on the coverage ratio of debt to EBITDA; or (ii) at the higher of (a) the Federal Funds Rate plus .5% or (b) UBS's prime rate, plus an applicable margin ranging from 0% to .375% depending on the coverage ratio of debt to EBITDA. In addition, the Company pays a commitment fee ranging from .125% to .225% on the unused portion of the facility, depending on the coverage ratio of debt to EBITDA.

The Company also has an $85 million credit agreement expiring on October 31, 2003, with eight banks. The credit agreement consists of a term loan of $35 million and a $50 million revolving credit facility. The Company has the option of borrowing at the following floating interest rates: (i) Eurodollars at a rate based on the London Interbank Offered Rate (LIBOR) plus an applicable margin ranging from .15% to .30% depending on certain coverage ratios; or (ii) dollars at a rate based on the current certificate of deposit rate, plus an applicable margin ranging from .275% to .425% depending on the coverage ratio of debt to EBITDA, or (iii) dollars at the higher of (a) the Federal Funds Rate plus .5% and (b) the banks' prime rate. In addition, the Company pays a facility fee ranging from .10% to .20 % on the total facility depending on the coverage ratio of debt to EBITDA.

In the event of a change of control, as defined, the banks have the option to terminate the agreements and require repayment of any amounts outstanding.

The credit agreements contain certain restrictive covenants related to minimum net worth, funded debt levels, an interest coverage ratio, and restricted payments, including a cumulative limitation for dividends paid and share repurchases. Under the most restrictive covenant, approximately $178 million was available for such restricted payments as of April 30, 2003.

The Company and its subsidiaries have other short-term lines of credit aggregating $33 million at various interest rates. Information relating to all short-term lines of credit follows:

Dollars in thousands	2003	2002	2001
End of Year			
Amount outstanding	$ –	$ –	$ –
Weighted average interest rate	–	–	–
During the Year			
Maximum amount outstanding	$ 95,000	$ 70,000	$ 48,445
Average amount outstanding	$ 29,500	$ 14,137	$ 9,018
Weighted average interest rate	2.1%	2.9%	6.7%

The Company's total available lines of credit as of April 30, 2003, were $185 million. Based on estimates of interest rates currently available to the Company for loans with similar terms and maturities, the fair value of notes payable and long-term debt approximates the carrying value.

COMMITMENTS AND CONTINGENCIES

The following schedule shows the composition of rent expense for operating leases:

Dollars in thousands	2003	2002	2001
Minimum Rental	$ 24,819	$ 24,463	$ 17,432
Less: Sublease Rentals	(156)	(303)	–
Total	$ 24,663	$ 24,160	$ 17,432

Future minimum payments under operating leases aggregated $241.4 million at April 30, 2003. Future annual minimum payments under these leases are $24.2 million, $23.6 million, $22.9 million, $22.2 million, and $20.8 million for fiscal years 2004 through 2008, respectively.

The Company is involved in routine litigation in the ordinary course of its business. In the opinion of management, the ultimate resolution of all pending litigation will not have a material effect upon the financial condition or results of operations of the Company.

RETIREMENT PLANS

The Company and its principal subsidiaries have contributory and noncontributory retirement plans that cover substantially all employees. The plans generally provide for employee retirement between the ages of 60 and 65, and benefits based on length of service and final average compensation, as defined.

The Company has agreements with certain officers and senior management personnel that provide for the payment of supplemental retirement benefits during each of the 10 years after the termination of employment. Under certain circumstances, including a change of control as defined, the payment of such amounts could be accelerated on a present value basis.

The Company provides life insurance and health care benefits, subject to certain dollar limitations and retiree contributions, for substantially all of its retired U.S. employees. The cost of such benefits is expensed over the years that the employees render service and is funded on a pay-as-you-go, cash basis. The accumulated postretirement benefit obligation amounted to $1.0 million at April 30, 2003 and 2002, and the amount expensed in fiscal year 2003 and prior years was not material.

The Company has a defined contribution 401(k) savings plan. The Company contribution is based on employee contributions and the level of Company match. The expense for this plan amounted to approximately $2.5 million, $1.9 million, and $1.7 million in fiscal years 2003, 2002 and 2001, respectively.

The components of net pension expense for the defined benefit plans were as follows:

Dollars in thousands	2003	2002	2001
Service Cost	$ 6,519	$ 6,174	$ 5,263
Interest Cost	9,350	8,044	7,426
Expected Return on Plan Assets	(6,889)	(6,987)	(7,351)
Net Amortization of Prior Service Cost	645	511	473
Net Amortization of Unrecognized Transition Asset	(39)	(213)	(819)
Recognized Net Actuarial Loss	885	363	47
Net Pension Expense	$ 10,471	$ 7,892	$ 5,039

In fiscal year 2003, certain international plans were amended to require participants to make annual contributions to their plan. In fiscal year 2002, the U.S. plan was amended to provide that final average compensation be based on the highest three consecutive years ended December 31, 1997, or, if employed after that date, the first three consecutive years after that date. Neither of these amendments had a material impact on pension expense for both years. The Company may, but is not required to, update from time to time the ending date for the three-year period used to determine final average compensation. The net pension expense included above for the international plans amounted to approximately $5.4 million, $3.8 million, and $2.9 million for fiscal years 2003, 2002, and 2001, respectively.

The following table sets forth the changes in and the status of the plans' assets and benefit obligations:

Dollars in thousands	2003	2002
Plan Assets		
Fair Value, Beginning of Year	$ 82,540	$ 86,484
Actual Return on Plan Assets	(7,037)	(3,323)
Employer Contributions	5,293	3,623
Participants' Contributions	220	-
Benefits Paid	(5,568)	(4,482)
Foreign Currency Rate Changes	3,160	238
Fair Value, End of Year	$ 78,608	$ 82,540
Benefit Obligation		
Balance, Beginning of Year	$ (123,297)	$ (112,967)
Service Cost	(6,474)	(6,174)
Interest Cost	(9,350)	(8,044)
Participants' Contributions	(220)	-
Amendments	-	(2,399)
Actuarial Gain (Loss)	(9,743)	1,838
Benefits Paid	5,568	4,482
Foreign Currency Rate Changes	(6,580)	(33)
Balance, End of Year	$ (150,096)	$ (123,297)
Funded Status – Deficit	(71,488)	(40,757)
Unrecognized Net Transition Asset	(63)	(93)
Unrecognized Net Actuarial Loss	35,148	12,354
Unrecognized Prior Service Cost	5,310	4,987
Net Accrued Pension Cost	$ (31,093)	$ (23,509)
Amounts Recognized in the Balance Sheet Consist of:		
Deferred Pension Asset	$ 686	$ 518
Accrued Pension Liability	(62,955)	(28,169)
Other Asset	4,572	4,142
Accumulated Other Comprehensive Income	26,604	-
Net Amount Recognized	$ (31,093)	$ (23,509)
The Weighted Average Assumptions Used in Determining These Amounts Were as Follows:		
Discount Rate	6.3%	7.1%
Expected Return on Plan Assets	7.9%	7.9%
Rate of Compensation Increase	3.7%	5.8%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $145.5 million, $136.2 million, and $74.0 million, respectively, as of April 30, 2003, and $119.3 million, $106.0 million, $78.1 million, respectively, as of April 30, 2002. The projected benefit obligation, accumulated benefit obligation, and fair value of assets for the retirement plans with plan assets in excess of the accumulated benefit obligation were $4.6 million, $2.4 million, and $4.6 million, respectively, as of April 30, 2003, and $4.0 million, $2.1 million, and $4.5 million, respectively, as of April 30, 2002.

EQUITY COMPENSATION PLANS

All equity compensation plans have been approved by security holders. The number of securities to be issued upon exercise of outstanding options, warrants, and rights as of April 30, 2003, was 5,034,904 at a weighted average exercise price of $16.98. The number of securities remaining available for future issuance under equity compensation plans was 5,507,690, excluding securities reserved for current outstanding options.

Under the Company's Long Term Incentive Plan, qualified employees are eligible to receive awards that may include stock options, performance stock awards, and restricted stock awards subject to an overall maximum of 8,000,000 shares and up to a maximum per year of 600,000 shares of Class A stock to any one individual.

The exercise price of options granted under the plan may not be less than 100% of the fair market value of the stock at the date of grant. Options are exercisable, in part or in full, over a maximum period of 10 years from the date of grant, and generally vest within five years from the date of the grant. Under certain circumstances relating to a change of control, as defined, the right to exercise options outstanding could be accelerated.

A summary of the activity and status of the Company's stock option plans was as follows:

	2003		2002		2001	
	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at Beginning of Year	4,599,704	$ 14.44	5,080,703	$ 11.21	4,837,693	$ 8.88
Granted	900,809	24.90	656,143	23.15	663,000	23.28
Exercised	(427,356)	5.78	(1,131,142)	4.95	(414,790)	3.18
Canceled	(38,253)	23.17	(6,000)	17.91	(5,200)	22.00
Outstanding at End of Year	5,034,904	$ 16.98	4,599,704	$ 14.44	5,080,703	$ 11.21
Exercisable at End of Year	2,161,372	$ 10.08	2,021,876	$ 8.05	2,408,257	$ 5.81

The following table summarizes information about stock options outstanding and options exercisable at April 30, 2003:

	Options Outstanding			Options Exercisable	
RANGE OF EXERCISE PRICES	NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING TERM	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
$ 2.94 to $ 6.56	396,419	1.0 years	$ 4.89	396,419	$ 4.89
$ 7.06 to $ 8.63	1,033,750	3.5 years	8.08	1,033,750	8.08
$13.75 to $18.30	934,936	5.1 years	13.93	534,636	13.90
$19.27 to $21.44	589,867	6.5 years	20.45	187,567	20.49
$22.00 to $24.95	2,079,932	8.2 years	24.10	9,000	23.49
Total	5,034,904	5.9 years	$ 16.98	2,161,372	$ 10.08

Under the terms of the Company's executive long-term incentive plans, upon the achievement of certain three-year financial performance-based targets, awards will be payable in restricted shares of the Company's Class A Common stock. The restricted shares vest equally as to 50% on the first and second anniversary date after the award is earned. Compensation expense is charged to earnings over the respective three-year period.

The Company also grants restricted shares of the Company's Class A Common Stock to key executive officers and others in connection with their employment. The restricted shares generally vest one third at the end of the third, fourth, and fifth years following the date of the grant. Under certain circumstances relating to a change of control or termination, as defined, the restrictions would lapse and shares would vest earlier. Compensation expense is charged to earnings ratably over five years, or sooner if vesting is accelerated, from the dates of grant. Restricted shares issued in connection with the above plans amounted to 84,376, 12,000, and 103,762 shares at weighted average fair values of $26.08, $23.92, and $19.98 per share in fiscal years 2003, 2002, and 2001, respectively.

Under the terms of the Company's Director Stock Plan, each member of the Board of Directors who is not an employee of the Company is awarded either (a) Class A Common Stock equal to 50% of the board member's annual cash compensation, based on the stock price on the date of grant, or (b) stock options equal to 150% of the annual cash compensation divided by the stock price on the date of grant. Directors' stock options are 100% exercisable at date of grant. In fiscal year 2003 13,224 stock options were granted at an exercise price of $21.44. Directors may also elect to receive all or a portion of their cash compensation in stock. There were no shares issued under this plan for fiscal year 2003. Shares issues for fiscal years 2002 and 2001 were 1,729 and 7,680 shares, respectively.

CAPITAL STOCK AND CHANGES IN CAPITAL ACCOUNTS

Each share of the Company's Class B Common Stock is convertible into one share of Class A Common Stock. The holders of Class A stock are entitled to elect 30% of the entire Board of Directors and the holders of Class B stock are entitled to elect the remainder. On all other matters, each share of Class A stock is entitled to one tenth of one vote and each share of Class B stock is entitled to one vote.

Under the Company's current stock repurchase program, up to four million shares of its Class A common stock may be purchased from time to time in the open market and through privately negotiated transactions. In December 2002, as the existing stock repurchase program reached its limit of four million shares, the Board of Directors approved an expanded program increasing the number of shares that may be acquired by an additional 4 million shares of Class A Common Stock. During fiscal year 2003 the Company repurchased 535,600 shares at an average price of $21.77 per share under the program.

SEGMENT INFORMATION

The Company is a global publisher of print and electronic products, providing must-have content and services to customers worldwide. Core businesses include professional and consumer books and subscription services; scientific, technical and medical journals, encyclopedias, books, and online products and services; and educational materials for advanced placement, undergraduate, and graduate students, teachers and lifelong learners. The Company has publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia. The Company's reportable segments are based on the management reporting structure used to evaluate performance. Segment information is as follows:

Dollars in thousands — 2003

	U.S. SEGMENTS				EUROPEAN SEGMENT	OTHER SEGMENTS	ELIMINATIONS AND CORPORATE ITEMS	TOTAL
	Professional/ Trade	Scientific, Technical, and Medical	Higher Education	Total U.S.				
Revenue								
External Customers	$ 289,090	$ 160,017	$ 124,017	$ 573,124	$ 194,326	$ 86,521	$ –	$ 853,971
Intersegment Sales	32,873	8,191	24,203	65,267	16,156	793	(82,216)	–
Total Revenue	$ 321,963	$ 168,208	$148,220	$ 638,391	$ 210,482	$ 87,314	$ (82,216)	$ 853,971
Direct Contribution to Profit	$ 87,354	$ 77,937	$ 39,938	$ 205,229	$ 69,191	$ 16,278	$ –	$ 290,698
Shared Services and Admin. Costs [a]								$ (167,972)
Unusual Item [b]								(2,465)
Operating Income								120,261
Interest Expense – Net								(7,702)
Income Before Taxes								$ 112,559
Assets	$ 397,960	$ 59,995	$125,955	$ 583,910	$ 228,013	$ 36,565	$107,484	$ 955,972
Expenditures for Other Long-Lived Assets	$ 35,218	$ 9,258	$ 13,812	$ 58,288	$ 26,150	$ 3,602	$ 37,516	$ 125,556
Depreciation and Amortization	$ 16,849	$ 4,130	$ 12,650	$ 33,629	$ 10,054	$ 2,403	$ 16,877	$ 62,963

Dollars in thousands — 2002

	U.S. SEGMENTS				EUROPEAN SEGMENT	OTHER SEGMENTS	ELIMINATIONS AND CORPORATE ITEMS	TOTAL
	Professional/ Trade	Scientific, Technical, and Medical	Higher Education	Total U.S.				
Revenue								
External Customers	$ 238,060	$157,503	$119,833	$515,396	$151,442	$67,558	$ –	$ 734,396
Intersegment Sales	15,012	7,427	21,463	43,902	12,662	760	(57,324)	–
Total Revenue	$ 253,072	$ 164,930	$141,296	$ 559,298	$ 164,104	$ 68,318	$ (57,324)	$ 734,396
Direct Contribution to Profit	$ 63,210	$ 71,085	$ 44,272	$ 178,567	$ 56,664	$ 15,199	–	$ 250,430
Shared Services and Admin. Costs [a]								$ (150,355)
Unusual Item [b]								(12,312)
Operating Income								87,763
Interest Expense – Net								(6,645)
Income Before Taxes								$81,118
Assets	$ 397,054	$ 55,787	$103,496	$ 556,337	$ 198,432	$ 30,334	$ 111,042	$ 896,145
Goodwill Acquired	$ 90,656	–	–	$ 90,656	$ 11,646	$ 1,596	–	$ 103,898
Expenditures for Long-Lived Assets	$ 122,090	$ 7,581	$ 25,458	$ 155,129	$ 34,196	$ 3,112	$ 17,740	$ 210,177
Depreciation and Amortization	$ 19,096	$ 5,955	$ 11,330	$ 36,381	$ 11,922	$ 2,051	$ 8,968	$ 59,322

Dollars in thousands — 2001

	U.S. SEGMENTS				EUROPEAN SEGMENT	OTHER SEGMENTS	ELIMINATIONS AND CORPORATE ITEMS	TOTAL
	Professional/ Trade	Scientific, Technical, and Medical	Higher Education	Total U.S.				
Revenue								
External Customers	$ 146,480	$ 148,452	$ 112,863	$ 407,795	$ 142,798	$ 63,197	$ –	$ 613,790
Intersegment Sales	15,623	7,667	20,218	43,508	12,488	1,133	(57,129)	–
Total Revenue	$ 162,103	$ 156,119	$ 133,081	$ 451,303	$ 155,286	$ 64,330	$ (57,129)	$ 613,790
Direct Contribution to Profit	$ 36,265	$ 74,380	$ 41,872	$ 152,517	$ 51,785	$ 14,730	–	$ 219,032
Shared Services and Admin. Costs [a]								$ (123,608)
Unusual Items								–
Operating Income								95,424
Interest Expense – Net								$ (5,197)
Income Before Taxes								$ 90,227
Assets	$ 172,364	$ 56,801	$ 84,462	$ 313,627	$ 157,436	$ 19,521	$ 97,418	$ 588,002
Goodwill Acquired	–	$ 2,417	–	$ 2,417	–	–	–	$ 2,417
Expenditures for Other Long-Lived Assets	$ 17,841	$ 11,013	$ 8,108	$ 36,962	$ 13,005	$ 2,751	$ 19,736	$ 72,454
Depreciation and Amortization	$ 15,256	$ 7,305	$ 10,216	$ 32,777	$ 11,868	$ 1,976	$ 7,260	$ 53,881

(a) The following chart is a detail of Shared Services and Administrative Costs:

Dollars in thousands	2003	2002	2001
Distribution	$ 45,680	$ 37,627	$ 30,048
Information Technology	42,427	39,750	33,087
Finance	27,919	23,691	20,987
Other Administration	51,946	49,287	39,486
Total	$ 167,972	$ 150,355	$ 123,608

(b) Relocation-related expenses

During fiscal year 2003, the Company centralized several Web development activities, which were previously in the publishing operations. This organizational change enables the Company to leverage these capabilities more efficiently across all of its global businesses. The expenses for these activities are now included in shared services and administrative costs, whereas previously they were included in business segment results. Accordingly, these expenses have been reclassified for the prior-year periods in the above statements to provide a more meaningful comparison.

Fiscal year 2002 direct contribution to profit for the U.S. STM segment includes a charge to earnings of $5 million representing a write-off of two investments in an environmental remediation portal and database and an entrepreneurial informatics company. Intersegment sales are generally made at a fixed discount from list price. Shared services costs are not allocated, as they support the Company's worldwide operations. Corporate assets primarily consist of cash and cash equivalents, deferred tax benefits, and certain property and equipment. Export sales from the United States to unaffiliated international customers amounted to approximately $75.6 million, $74.3 million, and $66.0 million in fiscal years 2003, 2002, and 2001, respectively. The pretax income for consolidated international operations was approximately $37.0 million, $28.4 million, and $30.0 million in fiscal years 2003, 2002, and 2001, respectively.

Worldwide revenue for the Company's core businesses was as follows:

Dollars in thousands	2003	2002	2001
Professional/Trade	$ 369,115	$ 292,054	$ 196,787
Scientific, Technical, and Medical	308,554	276,510	259,094
Higher Education	176,302	165,832	157,909
Total	$ 853,971	$ 734,396	$ 613,790

Revenue from external customers based on the location of the customer and long-lived assets by geographic area was as follows:

	REVENUES			LONG-LIVED ASSETS		
Dollars in thousands	2003	2002	2001	2003	2002	2001
U.S.	$ 524,394	$ 473,145	$ 364,559	$ 468,763	$ 446,103	$ 260,034
International						
United Kingdom	56,285	35,427	33,403	55,941	39,218	19,783
Germany	56,826	34,818	32,411	135,553	126,786	110,751
Canada	33,063	26,798	20,620	1,651	639	432
Australia	27,849	23,182	22,531	5,690	4,262	2,364
Japan	25,339	28,732	27,192	30	44	16
Other Countries	130,215	112,294	113,074	1,700	2,483	1,707
Total International	329,577	261,251	249,231	200,565	173,432	135,053
Total	$ 853,971	$ 734,396	$ 613,790	$ 669,328	$ 619,535	$ 395,087

> Report of Independent Public Accountants

TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF JOHN WILEY & SONS, INC.:

We have audited the accompanying consolidated statements of financial position of John Wiley & Sons, Inc. (the "Company") and subsidiaries as of April 30, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements for the year ended April 30, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on the consolidated financial statements, before the revision described in the "Goodwill and Other Intangible Assets" Note to the consolidated financial statements, in their report dated June 5, 2001.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of John Wiley & Sons, Inc. and subsidiaries as of April 30, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the 2001 financial statements of the Company were audited by other auditors who have ceased operations. As described in the "Goodwill and Other Intangible Assets" Note to the consolidated financial statements, these financial statements have been revised to include the transitional disclosures required by the Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of May 1, 2002. In our opinion, the disclosures for 2001 in the "Goodwill and Other Intangible Assets" Note are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures, and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

KPMG LLP

New York, New York
June 17, 2003

The following report of Arthur Andersen LLP ("Andersen") is a copy of the original report dated June 5, 2001, rendered on the fiscal year 2001 financial statements. The SEC provided regulatory relief designed to allow public companies to dispense with the requirement that they file a re-issued report of Andersen in certain circumstances. After reasonable efforts, we have not been able to obtain a re-issued report from Andersen, and, accordingly, should you wish to pursue claims against Andersen in connection with those financial statements, your ability to seek remedies and obtain relief against Andersen may be impaired.

TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF JOHN WILEY & SONS, INC.:

We have audited the accompanying consolidated statement of financial position of John Wiley & Sons, Inc. (a New York corporation), and subsidiaries as of April 30, 2001, and 2000, and the related consolidated statements of income and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Wiley & Sons, Inc., and subsidiaries as of April 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
New York, New York
June 5, 2001

SELECTED FINANCIAL DATA

Dollars in thousands except per share data	For the years ended April 30				
	2003	2002	2001	2000	1999
Revenue	$ 853,971	$ 734,396	$ 613,790	$ 606,024	$ 519,164
Operating Income	120,261 [a]	87,763 [a][b]	95,424	89,004	63,654
Net Income	87,275 [a][c]	57,316 [a][b]	58,918	52,388	39,709
Working Capital	(39,421) [d]	(45,134) [d]	(57,226) [d]	(76,939) [d]	60,870
Total Assets	955,972	896,145	588,002	569,337	528,552
Long-Term Debt	200,000	235,000	65,000	95,000	125,000
Shareholders' Equity	344,004	276,650	220,023	172,738	162,212
Per Share Data					
Income Per Share					
Diluted	1.38 [a][c]	.91 [a][c]	.93	.81	.60
Basic	1.42 [a][c]	.94 [a][c]	.97	.85	.63
Cash Dividends					
Class A Common	.20	.18	.16	.14	.13
Class B Common	.20	.18	.16	.13	.11

(a) In the fourth quarter of fiscal year 2002 the Company finalized its commitment to relocate the Company's headquarters to Hoboken, N.J. The relocation was completed in the first quarter of fiscal year 2003. The amounts reported above include an unusual charge associated with the relocation of approximately $2.5 million, or $1.5 million after tax equal to $0.02 per diluted share, in fiscal year 2003 and $12.3 million, or $7.7 million after tax equal to $0.12 per diluted share, in fiscal year 2002.

(b) At the beginning of fiscal year 2003, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 142: Goodwill and Other Intangible Assets. In accordance with SFAS No. 142, amortization of goodwill and indefinite life intangibles is discontinued. Fiscal year 2002 includes amortization, which is no longer recorded, of $9.6 million ($7.8 million after-tax).

(c) Fiscal year 2003 includes a one-time tax benefit of $12.0 million, equal to $0.19 per diluted share, relating to an increase in the tax-deductible net asset basis of a European subsidiary's assets.

(d) Working capital is negative as a result of including in current liabilities the deferred subscription revenues related to journal subscriptions for which the cash has been received and that will be recognized into income as the journals are shipped or made available online to the customer, or over the term of the subscription as services are rendered.

RESULTS BY QUARTER (UNAUDITED)

Dollars in millions except per share data	2003		2002	
Revenue				
First Quarter	$ 206.4		$ 161.0	
Second Quarter	223.0		176.2	
Third Quarter	221.2		208.0	
Fourth Quarter	203.4		189.2	
Fiscal Year	$ 854.0		$ 734.4	
Operating Income[a]				
First Quarter[b]	$ 30.7		$ 30.5	
Second Quarter	35.9		28.9	
Third Quarter	36.9		34.7	
Fourth Quarter[b]	16.8		(6.3)	
Fiscal Year[b]	$ 120.3		$ 87.8	
Net Income[a]				
First Quarter[b]	$ 20.0		$ 19.5	
Second Quarter[c]	34.7		17.9	
Third Quarter	24.2		21.4	
Fourth Quarter [b]	8.4		(1.4)	
Fiscal Year[b] [c]	$ 87.3		$ 57.4	
Income Per Share	DILUTED	BASIC	DILUTED [a]	BASIC [a]
First Quarter[b]	$ .32	$ .32	$ .31	$ .32
Second Quarter[c]	.55	.57	.28	.29
Third Quarter	.39	.39	.34	.35
Fourth Quarter[b]	.13	.13	(.02)	(.02)
Fiscal Year[b] [c]	1.38	1.42	.91	.94

(a) At the beginning of fiscal year 2003, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 142: Goodwill and Other Intangible Assets. In accordance with SFAS No. 142, amortization of goodwill and indefinite life intangibles is discontinued. Fiscal year 2002 includes amortization, which is no longer recorded, of approximately $2.4 million ($2.0 million after tax) per quarter or $9.6 million ($7.8 million after tax) for the year.

(b) In the fourth quarter of fiscal year 2002 the Company finalized its commitment to relocate the Company's headquarters to Hoboken, N.J. The relocation was completed in the first quarter of fiscal year 2003. The amounts reported above include an unusual charge associated with the relocation of approximately $2.5 million, or $1.5 million after tax equal to $0.02 per diluted share, in fiscal year 2003 and $12.3 million, or $7.7 million after tax equal to $0.12 per diluted share, in fiscal year 2002.

(c) Fiscal year 2003 includes a one-time tax benefit of $12.0 million equal to $0.19 per diluted share, relating to an increase of the tax-deductible net asset basis of a European subsidiary's assets.

QUARTERLY SHARE PRICES, DIVIDENDS, AND RELATED STOCKHOLDER MATTERS

The Company's Class A and Class B shares are listed on the New York Stock Exchange under the symbols JWa and JWb, respectively. Dividends per share and the market price range by fiscal quarter for the past two fiscal years were as follows:

	CLASS A COMMON STOCK			CLASS B COMMON STOCK		
		Market Price			Market Price	
	Dividends	High	Low	Dividends	High	Low
2003						
First quarter	$ .050	$ 27.30	$ 19.61	$ .050	$ 27.31	$ 19.56
Second quarter	.050	23.30	20.13	.050	23.20	20.20
Third quarter	.050	24.20	21.27	.050	24.16	21.35
Fourth quarter	.050	24.51	21.51	.050	24.60	21.64
2002						
First quarter	$ .045	$ 23.68	$ 18.95	$ .045	$ 23.65	$ 19.00
Second quarter	.045	22.59	19.54	.045	22.60	19.45
Third quarter	.045	24.10	20.00	.045	23.90	19.95
Fourth quarter	.045	27.46	22.26	.045	27.45	22.40

As of April 30, 2003, the approximate number of holders of the Company's Class A and Class B Common Stock were 1,184 and 146, respectively, based on the holders of record and other information available to the Company.

The Company's credit agreement contains certain restrictive covenants related to the payment of dividends and share repurchases. Under the most restrictive covenant, approximately $178 million was available for such restricted payments. Subject to the foregoing, the Board of Directors considers quarterly the payment of cash dividends based upon its review of earnings, the financial position of the Company, and other relevant factors.

Wiley leadership team















William J. Pesce
Ellis E. Cousens
Stephen A. Kippur
William J. Arlington
Timothy B. King
Richard S. Rudick
Deborah E. Wiley

Warren Fristensky
Dr. John Jarvis
Clifford Kline
Bonnie Lieberman
Stephen M. Smith
Eric A. Swanson

> board of directors

Warren J. Baker[4]
President
California Polytechnic State University at San Luis Obispo

H. Allen Fernald[3]
President and Chief Executive Officer
Down East Enterprises, Inc.

Larry Franklin[1,2,4]
Chairman of the Board
Harte-Hanks, Inc.

John L. Marion, Jr.[2]
Partner
Hendrie Investments LLC

Henry A. McKinnell[1,3]
Chairman, Chief Executive Officer and Director
Pfizer Inc.

William J. Pesce[1]
President and Chief Executive Officer

William R. Sutherland[2]
Private Consultant

Bradford Wiley II[4]

Peter Booth Wiley
Chairman of the Board

1 Executive Committee
2 Audit Committee
3 Compensation Committee
4 Governance Committee

> corporate officers

Peter Booth Wiley
Chairman of the Board

William J. Pesce
President and Chief Executive Officer

Ellis E. Cousens
Executive Vice President; Chief Financial and Operations Officer

Stephen A. Kippur
Executive Vice President and President
Professional/Trade

William J. Arlington
Senior Vice President
Human Resources

Timothy B. King
Senior Vice President
Planning and Development

Richard S. Rudick
Senior Vice President
General Counsel

Deborah E. Wiley
Senior Vice President
Corporate Communications

Edward J. Melando
Vice President
Controller; Chief Accounting Officer

Josephine A. Bacchi
Corporate Secretary

Walter J. Conklin
Vice President and Treasurer

> division & subsidiary officers

Warren Fristensky
Vice President, Information Technology; *Chief Information Officer*

Dr. John Jarvis
Senior Vice President, Europe
Managing Director
Wiley Europe Limited

Clifford Kline
Senior Vice President
Customer and Product Support Operations

Bonnie Lieberman
Senior Vice President
Higher Education

Stephen M. Smith
Senior Vice President
International Development
Publishing Director
Professional/Trade
Wiley Europe Limited

Eric A. Swanson
Senior Vice President
Scientific, Technical, and Medical

Dr. Manfred Antoni
Managing Director
Wiley-VCH

Peter C. Donoughue
Managing Director
John Wiley & Sons Australia, Ltd.

Steven Miron
Vice President
John Wiley & Sons, Asia

Bill Zerter
Chief Operating Officer
John Wiley & Sons Canada, Ltd.

> corporate information

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
> Telephone 800.368.5948
> Email info@rtco.com
> Web site www.rtco.com

Independent Public Accountants
KPMG LLP
345 Park Avenue
New York, NY 10154

Annual Meeting
To be held on Thursday, September 18, 2003, at 9:30 A.M. local time, at Company Headquarters, 111 River Street, Hoboken, NJ 07030.

Form 10K
Available from J. Bacchi
Corporate Secretary
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030
> email invest@wiley.com

Dividends
On June 19, 2003, the Board of Directors approved a quarterly dividend of $0.065 per share on both Class A Common and Class B Common shares, payable on July 17, 2003, to shareholders of record as of July 7, 2003.

Employment
John Wiley & Sons, Inc., is an equal opportunity employer.

Corporate Headquarters & Main Editorial Offices
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030
> Telephone 201.748.6000
> Facsimile 201.748.6088
> Email info@wiley.com
> Web site www.wiley.com

U.S. Distribution Center
John Wiley & Sons, Inc.
1 Wiley Drive
Somerset, NJ 08875-1272
> Telephone 800.225.5945
> Facsimile 732.302.2300
> Email custserv@wiley.com

U.S. Customer Care Operations
Trade & Wholesale
John Wiley & Sons, Inc.
1 Wiley Drive
Somerset, NJ 08875
> Telephone 800.225.5945
(Prompt 1)

Consumer
John Wiley & Sons, Inc.
10475 Crosspoint Blvd.
Indianapolis, IN 46256
> Telephone 800.434.3422

Consumer Technical Support
> Telephone 317.572.3994
(Prompt 2)

Canada
John Wiley & Sons Canada, Ltd.
22 Worcester Road
Etobicoke, Ontario M9W1L1
Canada
> Telephone 416.236.4433
> Facsimile 416.236.4447
> Email canada@wiley.com

Europe
Wiley Europe Limited
The Atrium
Southern Gate, Chichester
West Sussex PO19 8SQ
England
> Telephone 44.1243.779777
> Facsimile 44.1243.775878
> Email customer@wiley.co.uk

Wiley-VCH
Boschstrasse 12
D-69469 Weinheim, Germany
> Telephone 49.6201.6060
> Facsimile 49.6201.606328
> Email info@wiley-vch.de

Australia
John Wiley & Sons Australia, Ltd.
33 Park Road P.O. Box 1226
Milton, Queensland 4064
Australia
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